SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
2005 First Nine Months Results

Lisbon, Portugal, 2 November 2005 – Portugal Telecom announced today its unaudited results for the nine month period ending 30 September 2005.

Consolidated operating revenues amounted to Euro 4,664 million in the first nine months of 2005. EBITDA reached Euro 1,743 million, equivalent to a margin of 37.4% . EBITDA minus Capex reached Euro 1,161 million. Net income for the period amounted to Euro 319 million. Excluding the impact of work force reduction costs, net income would have amounted to Euro 503 million in the first nine months of 2005. Net debt reached Euro 3,887 million at the end of the September 2005, which includes an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

PT’s unaudited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

PT announced today that its Management will propose to the Board of Directors the submission for shareholders’ approval at the next AGM of the payment of a cash dividend of Euro 0.385 per share for the year ending 31 December 2005, subject to market conditions and PT’s financial condition at that time. The dividend of Euro 0.385 per share for fiscal year 2005 represents an increase of 10% over the previous year.

Table 1 – Consolidated Financial Highlights

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	1,639.6	1,525.7	7.5%	4.6%	4,663.8	4,406.9	5.8%
Recurring operating costs, excluding D&A	1,045.4	921.2	13.5%	1.6%	2,920.9	2,636.2	10.8%
EBITDA (1)	594.2	604.6	(1.7%)	10.1%	1,742.9	1,770.6	(1.6%)
Recurring operating income	329.6	370.8	(11.1%)	18.1%	984.5	1,075.8	(8.5%)
Net income	59.6	155.1	(61.5%)	(29.5%)	318.6	540.7	(41.1%)
Net income, excluding curtailment	173.6	188.3	(7.8%)	20.8%	502.7	576.8	(12.8%)
Capex	213.8	172.9	23.6%	6.1%	582.0	406.3	43.2%
Capex as % of revenues (%)	13.0	11.3	1.7pp	0.2pp	12.5	9.2	3.3pp
EBITDA minus Capex	380.4	431.7	(11.9%)	12.5%	1,160.9	1,364.3	(14.9%)
Net debt	3,887.5	3,505.1	10.9%	(8.6%)	3,887.5	3,505.1	10.9%

EBITDA margin (2) (%)	36.2	39.6	(3.4pp)	1.8pp	37.4	40.2	(2.8pp)
Net debt / EBITDA (x)	1.6	1.4	0.2x	(0.3x)	1.7	1.5	0.2x
EBITDA / net interest (x)	8.3	12.0	(3.7x)	(0.3x)	9.3	12.1	(2.8x)

(1) EBITDA = recurring operating income + depreciation and amortisation.
(2) EBITDA margin = EBITDA / operating revenues.

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1. FINANCIAL HIGHLIGHTS

Operating revenues increased by 5.8% y.o.y in the first nine months of 2005 to Euro 4,664 million, underpinned by Vivo and PTM.

Operating revenues of the domestic businesses (wireline, TMN and PT Multimedia) decreased by 0.9% y.o.y in the first nine months of 2005, with the increase in PTM and TMN offsetting by Euro 31 million the decline in wireline revenues of Euro 60 million.

Domestic retail revenues (wireline, Pay-TV and broadband) remained stable at Euro 1,373 million in the first nine months of 2005, with the strong growth in broadband and Pay-TV revenues compensating for the fall in wireline traffic revenues, which were negatively impacted by traffic volume declines and lower interconnection rates.

Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, increased by 1.9% y.o.y in the first nine months of 2005 to Euro 870 million, as a result of the aggressive rollout of ADSL and new pricing plans.

EBITDA reached Euro 1,743 million in the first nine months of 2005, a decrease of 1.6% y.o.y, equivalent to an EBITDA margin of 37.4% .

EBITDA of the domestic businesses decreased by 1.2% y.o.y in the first nine months of 2005, as a result of the reduction in TMN’s EBITDA, which offset the increase in wireline and PTM.

Recurring operating income decreased by 8.5% y.o.y in the first nine months of 2005 to Euro 984 million, equivalent to a margin of 21.1%, primarily as a result of higher amortisation of intangibles related to the Brazilian assets in connection with an allocation of goodwill resulting from the recent tender offers of Vivo’s subsidiaries.

Net income totalled Euro 319 million in the first nine months of 2005 compared to Euro 541 million in the first nine months of 2004, representing a decrease of 41.1% y.o.y, primarily due to higher curtailment charges which reached Euro 254 million in the first nine months of 2005. Excluding the impact of the work force reduction costs, net income would have amounted to Euro 503 million.

Capex increased by 43.2% y.o.y in the first nine months of 2005 to Euro 582 million, equivalent to 12.5% of operating revenues, as a result of higher spend on broadband and 3G in Portugal, the investment in a fifth transponder in the Pay-TV business, and 1xRTT and EV-DO investments at Vivo in Brazil.

EBITDA minus Capex decreased by 14.9% y.o.y to Euro 1,161 million in the first nine months of 2005, equivalent to 24.9% of operating revenues. Approximately 90% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PT Multimedia).

Free cash flow decreased to Euro 693 million in the first nine months of 2005 from Euro 835 million in the previous year, primarily as a result of the decrease in EBITDA minus Capex and a higher investment in working capital, mainly due to a decrease in accounts payable to suppliers both in Portugal and Brazil.

Net debt amounted to Euro 3,887 million at the end of the first nine months of 2005, an increase of Euro 356 million from the end of 2004, primarily as a result of the Euro 300 million extraordinary contribution made to fund post retirement healthcare obligations, the currency translation effect of US Dollar and Real denominated debt totalling

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Euro 122 million and the shareholder remuneration distributed in the period, which more than offset the free cash flow generated in the period.

PT issued Euro 2 billion of Eurobonds in the first nine months of 2005, Euro 1.5 billion on 24 March 2005, with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million), and a further Euro 500 million on 16 June 2005, with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10 year loans entered into with the European Investment Bank. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. PT’s cost of debt (excluding Brazilian debt) was 4.5% and PT’s net debt maturity (excluding Brazilian debt) increased to 10.2 years. Considering Brazilian debt, PT’s consolidated cost of debt was 6.4%, with the consolidated net debt maturity being extended to 9.4 years.

Disposals of financial investments during August 2005 generated for PT cash inflow of Euro 174 million from the sale of Lusomundo Serviços (which holds 80.91% of Lusomundo Media) to Olivedesportos, and will generate a future cash inflow of R$ 231 million from the sale of PrimeSys to Embratel, which is still pending completion. The disposal of PrimeSys, which has already been considered as a discontinued operation in the consolidated income statement for the first nine months of 2005, will result in a reduction in costs with operating leases, which in 2004 reached R$ 78 million.

Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,636 million, or Euro 2,859 million at the Euro/Real exchange rate prevailing as at 30 September 2005. Assets denominated in Reais in PT’s consolidated balance sheet as at 30 September 2005 represented approximately 35% of total assets and PT’s share in Vivo’s net debt amounted to Euro 594 million as at 30 September 2005.

Pursuant to the announced 10% share buyback programme, PT cancelled 7% of its share capital at the end of 2004, reducing its total share capital to Euro 1,166,485,050. Additionally, PT repurchased 37,628,550 PT shares, equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation, thus completing the 10% share buyback announced in September 2003. PT is currently executing the 3% share buyback approved at the AGM held in April 2005.

PT announced today that its Management will propose to the Board of Directors the submission for shareholders’ approval at the next AGM of the payment of a cash dividend of Euro 0.385 per share for the year ending 31 December 2005, subject to market conditions and PT’s financial condition at that time. The dividend of Euro 0.385 per share for fiscal year 2005 represents an increase of 10% over the previous year.

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2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Customer base ('000)
Wireline	4,471	4,312	3.7%	0.6%	4,471	4,312	3.7%
Mobile	34,055	29,586	15.1%	1.5%	34,055	29,586	15.1%
Pay-TV (1)	1,485	1,517	(2.1%)	1.4%	1,485	1,517	(2.1%)
Broadband (ADSL retail + cable)	889	602	47.7%	6.7%	889	602	47.7%

Wireline
Main lines ('000)	4,471	4,312	3.7%	0.6%	4,471	4,312	3.7%
PSTN/ISDN	3,833	3,959	(3.2%)	(1.0%)	3,833	3,959	(3.2%)
Carrier pre-selection	559	480	16.3%	3.4%	559	480	16.3%
ADSL retail	547	312	75.5%	9.4%	547	312	75.5%
ADSL wholesale	48	35	37.3%	4.1%	48	35	37.3%
Unbundled local loops	43	7	n.m.	55.0%	43	7	n.m.
Net additions ('000)	26	30	(12.5%)	42.1%	93	86	8.7%
PSTN/ISDN	(38)	(26)	50.9%	(10.7%)	(116)	(77)	49.4%
Carrier pre-selection	19	(4)	n.m.	(42.4%)	73	41	77.5%
ADSL retail	47	52	(8.7%)	(4.5%)	167	151	10.8%
ADSL wholesale	2	2	4.5%	n.m.	7	7	(0.6%)
Unbundled local loops	15	2	n.m.	28.6%	34	5	n.m.
Pricing plans ('000)	1,408	735	91.5%	5.8%	1,408	735	91.5%
Total traffic (million of minutes)	3,589	3,900	(8.0%)	(5.0%)	11,176	12,517	(10.7%)
ARPU (Euro)	34.8	35.8	(2.8%)	1.5%	34.2	34.8	(1.6%)

Domestic mobile (TMN)
Customers ('000)	5,215	4,941	5.5%	2.1%	5,215	4,941	5.5%
Net additions ('000)	107	69	55.6%	n.m.	162	54	198.1%
MOU (minutes)	125.0	125.4	(0.3%)	2.2%	121.3	121.3	0.0%
ARPU (Euro)	23.4	25.5	(8.3%)	3.5%	22.9	24.4	(6.1%)
Data as % of service revenues (%)	11.6	9.9	1.7pp	0.7pp	11.2	9.5	1.6pp
CCPU (2) (Euro)	12.1	11.3	6.8%	7.1%	11.5	11.1	3.6%
ARPU minus CCPU (Euro)	11.4	14.2	(20.2%)	(0.1%)	11.4	13.3	(14.2%)

Brazilian mobile (Vivo)
Customers ('000)	28,840	24,645	17.0%	1.4%	28,840	24,645	17.0%
Market share in areas of operation (%)	45.9	53.3	(7.4pp)	(1.7pp)	45.9	53.3	(7.4pp)
Net additions ('000)	394	1,131	(65.1%)	(73.5%)	2,298	3,989	(42.4%)
MOU (minutes)	76.3	86.6	(11.9%)	(3.0%)	79.1	90.0	(12.1%)
ARPU (R$)	28.2	32.1	(11.9%)	(1.3%)	28.5	33.3	(14.3%)
Data as % of service revenues (%)	6.2	3.7	2.5pp	0.1pp	6.0	4.0	2.0pp
CCPU (2) (R$)	16.7	18.6	(9.8%)	(14.7%)	17.3	18.4	(6.1%)
ARPU minus CCPU (R$)	11.5	13.5	(14.9%)	28.2%	11.3	14.9	(24.3%)

Multimedia (PT Multimedia) (1)
Homes passed ('000)	2,627	2,529	3.9%	0.8%	2,627	2,529	3.9%
Bi-directional ('000)	2,504	2,371	5.6%	0.8%	2,504	2,371	5.6%
Pay-TV customers ('000)	1,485	1,517	(2.1%)	1.4%	1,485	1,517	(2.1%)
Pay-TV net additions ('000)	20	30	(33.9%)	125.1%	36	76	(52.3%)
Cable broadband accesses ('000)	341	290	17.9%	2.7%	341	290	17.9%
Cable broadband net additions ('000)	9	21	(57.3%)	(34.0%)	36	59	(39.1%)
Pay-TV blended ARPU (Euro)	28.3	25.6	10.4%	0.9%	27.8	25.2	10.3%

(1) As a result of a database cleanup in the second quarter of 2005, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand, respectively.

(2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

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Customers

>	Wireline main lines increased by 3.7% y.o.y in the third quarter of 2005 to 4,471 thousand, on the back of strong growth in ADSL.

>	Mobile customers increased by 502 thousand in the third quarter of 2005 to 34,055 thousand, underpinned by the growth in Brazil and strong net additions in TMN.

>	Pay-TV customers increased by 20 thousand in the third quarter of 2005, totalling 1,485 thousand as at 30 September 2005.

>	Retail broadband customers reached 889 thousand in the third quarter of 2005 compared to 833 thousand at the end of the June 2005, equivalent to a penetration of 18.0% of access lines (PSTN/ISDN and cable). Retail broadband net additions were 56 thousand in the third quarter of 2005.

Wireline

>	Total main lines increased by 3.7% y.o.y in the third quarter of 2005 to 4,471 thousand, of which 3,833 thousand were PSTN/ISDN, 547 thousand were ADSL retail, 48 thousand were ADSL wholesale and 43 thousand were unbundled local loops.

>	The number of pricing plans increased by 78 thousand in the third quarter of 2005 to 1,408 thousand, equivalent to a penetration of 43.0% of retail PSTN lines.

>
In the third quarter of 2005, total traffic fell by 8.0% y.o.y. Retail traffic fell by 10.2% y.o.y, primarily as a result of continued fixed-to-mobile substitution and rising competition, while wholesale traffic fell by 6.2% y.o.y, mainly due to the migration of narrowband internet to broadband.

>	Total ARPU decreased by 2.8% y.o.y in the third quarter of 2005 to Euro 34.8. Subscription and voice ARPU decreased by 6.2% y.o.y to Euro 29.9, as a result of declining traffic revenues, whilst data ARPU increased by 25.3% y.o.y, representing already 13.9% of total ARPU in the third quarter of 2005.

Domestic Mobile (TMN)

>
Net additions totalled 107 thousand in the third quarter of 2005, reflecting the success of the new stage in the 3G rollout and the launch of the new low cost brand (UZO). At the end of September 2005, TMN had 5,215 thousand customers, an increase of 5.5% over the same period of last year. Postpaid customers represented approximately 18% of net additions in the third quarter of 2005, which compares with 4% in the same period of last year.

>
Data services accounted for 11.6% of service revenues in the third quarter of 2005, an improvement of 1.7pp over the third quarter of 2004, underpinned by the growth in non-SMS data revenues that already account for 21.6% of total data revenues.

>	Minutes of usage (MOU) remained stable in the third quarter of 2005 over the same period of last year, reaching 125.0 minutes, notwithstanding weaker macroeconomic conditions.

>	ARPU in the third quarter of 2005 decreased by 8.3% y.o.y to Euro 23.4, mainly as a result of the reduction in interconnection rates in March 2005 and July 2005.

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Brazilian Mobile (Vivo)

>
Net additions reached 394 thousand in the third quarter of 2005. At the end of September 2005, Vivo had 28,840 thousand customers, an increase of 17.0% y.o.y. Vivo’s market share at the end of September 2005 was 45.9% in its areas of operation and 36.1% in the whole of Brazil.

>	Data revenues represented 6.2% of total service revenues in the third quarter of 2005, with approximately 37% already being generated by non-SMS data services.

>
MOU dropped by 11.9% y.o.y in the third quarter of 2005 to 76.3 minutes, primarily due to the negative evolution of incoming traffic, with incoming MOU falling by approximately 17% y.o.y. Postpaid MOU increased by 3.7% y.o.y, reflecting the strong growth of outgoing traffic.

>
ARPU decreased by 11.9% y.o.y in the third quarter of 2005 to R$ 28.2, primarily as a result of the decrease in incoming traffic, the impact of the repositioning of postpaid pricing plans (“right planning”) and the changing mix of the customer base towards prepaid.

Multimedia (PT Multimedia)

>
Pay-TV customers totalled 1,485 thousand at 30 September 2005, with 20 thousand net additions in the third quarter of 2005. At the end of September 2005, the cable customers reached 1,096 thousand and the number of DTH customers was 389 thousand.

>	Pay-TV’s blended ARPU in the third quarter of 2005 increased by 10.4% y.o.y to Euro 28.3, reflecting higher penetration of broadband services and the increase in Pay-TV prices.

>	Broadband cable modem customers reached 341 thousand at the end of September 2005, an increase of 17.9% y.o.y, with net additions of 9 thousand in the third quarter of 2005.

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3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	1,639.6	1,525.7	7.5%	4.6%	4,663.8	4,406.9	5.8%
Wireline	514.8	545.6	(5.6%)	(1.5%)	1,549.8	1,610.0	(3.7%)
Domestic mobile (TMN)	386.4	390.6	(1.1%)	10.7%	1,081.1	1,080.4	0.1%
Brazilian mobile (Vivo) (1)	520.5	398.2	30.7%	4.3%	1,417.0	1,162.3	21.9%
Multimedia (PT Multimedia)	158.4	147.5	7.3%	6.5%	463.7	433.2	7.0%
Other	59.5	43.8	35.9%	22.9%	152.2	121.0	25.7%

Recurring operat. costs, exclud. D&A	1,045.4	921.2	13.5%	1.6%	2,920.9	2,636.2	10.8%
Wages and salaries	160.4	163.8	(2.1%)	(7.7%)	496.6	468.7	5.9%
Post retirement benefits	36.0	41.5	(13.4%)	(0.2%)	108.2	121.3	(10.9%)
Direct costs	219.1	210.2	4.2%	1.1%	645.3	631.2	2.2%
Costs of telecommunications	139.5	137.7	1.3%	(6.8%)	411.3	411.1	0.1%
Programming costs	34.0	30.9	10.1%	9.7%	101.1	91.0	11.2%
Directories	20.1	21.5	(6.2%)	(3.6%)	61.7	65.5	(5.7%)
Other	25.5	20.2	26.0%	68.1%	71.2	63.6	11.8%
Costs of products sold	170.0	151.7	12.1%	(6.4%)	467.2	391.5	19.3%
Marketing and publicity	43.0	38.9	10.3%	(7.6%)	122.1	114.4	6.7%
Support services	60.7	51.2	18.6%	13.5%	158.5	140.3	13.0%
Maintenance and repairs	40.2	32.4	23.9%	0.3%	118.3	106.3	11.3%
Supplies and external expenses	190.4	160.5	18.6%	(2.5%)	546.8	463.6	17.9%
Provisions	55.0	31.4	75.0%	71.7%	95.0	90.9	4.6%
Taxes other than income taxes	43.5	37.1	17.1%	11.0%	119.8	95.6	25.3%
Other operating costs	27.1	2.3	n.m.	95.7%	43.1	12.4	248.2%

EBITDA	594.2	604.6	(1.7%)	10.1%	1,742.9	1,770.6	(1.6%)
Depreciation and amortisation	264.6	233.8	13.2%	1.6%	758.4	694.8	9.1%
Recurring operating income	329.6	370.8	(11.1%)	18.1%	984.5	1,075.8	(8.5%)

Other expenses (income)	160.6	61.2	162.6%	82.8%	266.3	79.8	233.6%
Work force reduction programme costs	157.2	45.8	243.1%	92.8%	253.9	49.7	n.m.
Losses (gains) on disposal of fixed assets	(0.3)	0.3	n.m.	125.5%	0.1	2.7	(97.0%)
Other non-recurring costs	3.8	15.1	(74.7%)	(41.5%)	12.3	27.4	(55.3%)
Income before financ. & inc. taxes	169.0	309.6	(45.4%)	(11.6%)	718.2	996.0	(27.9%)

Financial expenses (income)	65.2	59.4	9.8%	42.5%	168.9	131.4	28.5%
Net interest expenses	71.8	50.4	42.6%	13.8%	188.1	146.2	28.6%
Net foreign currency losses (gains)	(11.3)	(4.8)	136.8%	(57.0%)	(47.2)	(5.3)	n.m.
Net losses (gains) on financial assets	13.1	12.6	4.3%	(9.1%)	35.1	(39.5)	n.m.
Equity in losses (earnings) of affiliates	(21.0)	(6.9)	202.6%	(3.8%)	(50.1)	(7.4)	n.m.
Other financial expenses	12.6	8.2	53.7%	(23.0%)	43.0	37.4	14.9%

Income before income taxes	103.7	250.2	(58.5%)	(28.7%)	549.3	864.5	(36.5%)
Provision for income taxes	(52.8)	(95.4)	(44.6%)	(27.7%)	(229.2)	(279.0)	(17.8%)

Income from continued operations	50.9	154.8	(67.1%)	(29.7%)	320.1	585.5	(45.3%)
Income from discontinued operations	35.9	23.4	53.2%	n.m.	37.5	26.1	43.3%
Income applicable to minority interests	(27.1)	(23.1)	17.2%	n.m.	(38.9)	(70.9)	(45.1%)

Consolidated net income	59.6	155.1	(61.5%)	(29.5%)	318.6	540.7	(41.1%)

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

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Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Wireline	514.8	545.6	(5.6%)	(1.5%)	1,549.8	1,610.0	(3.7%)
Domestic mobile (TMN)	386.4	390.6	(1.1%)	10.7%	1,081.1	1,080.4	0.1%
Brazilian mobile (Vivo) (1)	520.5	398.2	30.7%	4.3%	1,417.0	1,162.3	21.9%
Multimedia (PT Multimedia)	158.4	147.5	7.3%	6.5%	463.7	433.2	7.0%
Other	59.5	43.8	35.9%	22.9%	152.2	121.0	25.7%

Total operating revenues	1,639.6	1,525.7	7.5%	4.6%	4,663.8	4,406.9	5.8%

Domestic retail revenues	458.3	463.6	(1.1%)	1.5%	1,373.0	1,372.9	0.0%
Wireline	331.7	346.8	(4.3%)	(0.4%)	1,000.8	1,032.1	(3.0%)
Pay-TV and cable internet	126.6	116.8	8.4%	6.6%	372.3	340.8	9.2%

Avg. Revenue per Household (ARPH)	41.9	42.3	(1.1%)	1.5%	41.8	41.8	0.0%

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

Consolidated operating revenues increased by 5.8% y.o.y in the first nine months of 2005 to Euro 4,664 million, reflecting the higher contribution from Vivo, underpinned by the Real appreciation during the period, and PTM. On a constant currency basis, operating revenues would have increased by 1.5% y.o.y in the first nine months of 2005.

In the first nine months of 2005, operating revenues from the domestic businesses decreased by 0.9% y.o.y, with the increase in PTM and TMN offsetting the decrease in wireline. Revenues in the wireline business were down 3.7% y.o.y, in part as a result of the decrease in fixed-to-mobile termination rates.

In the first nine months of 2005, domestic retail revenues (wireline + pay-TV) remained stable at Euro 1,373 million, with the average revenue per household (ARPH) amounting to Euro 41.8 per month. The aggressive rollout of broadband services and video products continue to change steadily the mix of the ARPH. In the first nine months of 2005, data and video revenues represented 13.1% and 21.9% of ARPH, respectively, compared to 9.3% and 20.5% in the same period of last year. Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 1.9% y.o.y in the first nine months of 2005 to Euro 870 million, reflecting the successful rollout of ADSL and new pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 2.7pp y.o.y to 53.6% in the first nine months of 2005, despite the negative impact of the strong adjustment in interconnection rates in Portugal, which fell to Euro 18.5 cents in July 2004, Euro 14.0 cents in March 2005 and Euro 13.5 cents in July 2005. In October 2005, interconnection rates fell to Euro 13.0 cents. The impact of lower interconnection rates on TMN’s revenues amounted to Euro 24 million and Euro 57 million in the third quarter and first nine months of 2005 respectively. Vivo represented 30.4% of consolidated operating revenues in the first nine months of 2005, an increase of 4.0pp over the same period of last year, primarily as a result of the 15.2% y.o.y appreciation of the Real against the Euro.

In the first nine months of 2005, operating revenues from other businesses increased by Euro 31 million to Euro 152 million, as a result of increased activity for the external customers at Mobitel (call centre company in Brazil), PT SI (IT consultancy) and PT Inovação (R&D consultancy).

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Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Wireline	557.5	585.4	(4.8%)	(1.0%)	1,673.6	1,730.1	(3.3%)
Domestic mobile (TMN)	411.4	425.4	(3.3%)	10.1%	1,159.6	1,191.1	(2.6%)
Brazilian mobile (Vivo) (1)	520.5	398.1	30.7%	4.3%	1,416.9	1,162.3	21.9%
Multimedia (PT Multimedia)	158.6	147.9	7.3%	6.3%	464.4	433.7	7.1%
Other and eliminations	(8.5)	(31.1)	(72.7%)	(50.3%)	(50.7)	(110.3)	(54.1%)

Total operating revenues	1,639.6	1,525.7	7.5%	4.6%	4,663.8	4,406.9	5.8%

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection rates during the period in analysis.

EBITDA

Table 6 – EBITDA by Business Segment

				3Q05 Margin				9M05 Margin
Euro million	3Q05	3Q04	y.o.y		9M05	9M04	y.o.y

Wireline	233.9	232.9	0.4%	42.0	728.1	697.5	4.4%	43.5
Domestic mobile (TMN)	172.8	205.8	(16.0%)	42.0	507.0	563.9	(10.1%)	43.7
Brazilian mobile (Vivo) (1)	142.3	121.3	17.3%	27.3	383.3	384.6	(0.3%)	27.1
Multimedia (PT Multimedia)	47.8	47.4	0.8%	30.1	142.6	133.6	6.7%	30.7
Other	(2.5)	(2.8)	(9.7%)	n.m.	(18.0)	(8.9)	101.8%	n.m.

Total EBITDA	594.2	604.6	(1.7%)	36.2	1,742.9	1,770.6	(1.6%)	37.4
EBITDA margin (%)	36.2	39.6	(3.4pp)		37.4	40.2	(2.8pp)

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

EBITDA decreased by 1.6% y.o.y in the first nine months of 2005 to Euro 1,743 million, equivalent to an EBITDA margin of 37.4% primarily as a result of the reduction in TMN’s EBITDA, on the back of the interconnection rate cuts and the acceleration of the 3G rollout.

In the first nine months of 2005, EBITDA of the domestic businesses decreased by 1.2% y.o.y. Adjusting for the one-off impact of the Euro 23 million receivable from Angola Telecom, which was fully provisioned in previous years, EBITDA of the domestic businesses would have decreased by 2.9% y.o.y, as a result of the decrease in TMN’s EBITDA.

In the first nine months of 2005, the contribution of the wireline business to consolidated EBITDA increased by 2.4pp y.o.y to 41.8% . Excluding the impact of the receivable of Euro 23 million from Angola Telecom, the contribution to consolidated EBITDA from this business segment would have increased by 1.1pp to 40.4% .

PTM’s contribution to consolidated EBITDA improved by 0.6pp y.o.y to 8.2% in the first nine months of 2005, underpinned by continued top line growth in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 2.5pp y.o.y to 51.1% in the first nine months of 2005. The contribution of TMN to consolidated EBITDA decreased by 2.8pp y.o.y to 29.1% . The impact of lower interconnection rates on TMN’s EBITDA amounted to Euro 13 million and Euro 34 million in the third quarter and first nine months of 2005 respectively. Vivo’s contribution increased by 0.3pp y.o.y to 22.0%, reflecting the Real appreciation during the period. Vivo’s margin compression, with EBITDA margin decreasing to 27.1% in the

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first nine months of 2005 as compared to 33.1% in the same period last year, is explained by strong customer growth and continued intensification of competitive pressures.

Consolidated Recurring Operating Costs

Table 7 – Consolidated Recurring Operating Costs (1)

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y	9M05
								% Rev.

Wages and salaries	160.4	163.8	(2.1%)	(7.7%)	496.6	468.7	5.9%	10.6
Post retirement benefits	36.0	41.5	(13.4%)	(0.2%)	108.2	121.3	(10.9%)	2.3
Direct costs	219.1	210.2	4.2%	1.1%	645.3	631.2	2.2%	13.8
Telecommunications costs	139.5	137.7	1.3%	(6.8%)	411.3	411.1	0.1%	8.8
Programming costs	34.0	30.9	10.1%	9.7%	101.1	91.0	11.2%	2.2
Directories	20.1	21.5	(6.2%)	(3.6%)	61.7	65.5	(5.7%)	1.3
Other	25.5	20.2	26.0%	68.1%	71.2	63.6	11.8%	1.5
Costs of products sold	170.0	151.7	12.1%	(6.4%)	467.2	391.5	19.3%	10.0
Marketing and publicity	43.0	38.9	10.3%	(7.6%)	122.1	114.4	6.7%	2.6
Support services	60.7	51.2	18.6%	13.5%	158.5	140.3	13.0%	3.4
Supplies and external expenses	190.4	160.5	18.6%	(2.5%)	546.8	463.6	17.9%	11.7
Provisions	55.0	31.4	75.0%	71.7%	95.0	90.9	4.6%	2.0
Other operating costs	110.7	71.8	54.2%	19.0%	281.1	214.3	31.2%	6.0

Rec. oper. costs, excl. D&A	1,045.4	921.2	13.5%	1.6%	2,920.9	2,636.2	10.8%	62.6

Depreciation and amortisation	264.6	233.8	13.2%	1.6%	758.4	694.8	9.1%	16.3

Total recurring oper. costs	1,310.0	1,155.0	13.4%	1.6%	3,679.3	3,331.1	10.5%	78.9

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

Consolidated recurring operating costs amounted to Euro 2,921 million, an increase of 10.8% y.o.y over the first nine months of 2004, in part as a result of the appreciation of the Real/Euro and higher commercial activity across all businesses. On a constant currency basis, recurring operating costs would have increased by 5.7% y.o.y in the period.

Wages and salaries increased by 5.9% y.o.y to Euro 497 million in the first nine months of 2005 and represented 10.6% of consolidated operating revenues. The growth in this caption is mainly related to the operations in Brazil, which contributed with Euro 37 million to the growth in consolidated wages and salaries, of which Euro 16 million related to the Real appreciation during the period. At Vivo, wages and salaries in local currency increased by 4.6% y.o.y in the first nine months of 2005, while at Mobitel, PT’s call centre operation in Brazil, wages and salaries increased from Euro 22 million in the first nine months of 2004 to Euro 44 million in the first nine months of 2005, primarily as a result of the incorporation of 4,670 additional call centre employees.

Post retirement benefit costs (PRBs) decreased by 10.9% y.o.y to Euro 108 million in the first nine months of 2005, and accounted for 2.3% of consolidated operating revenues. This decline is primarily the result of: (1) a gain of Euro 21 million resulting from further changes in the method of calculating the pension of an employee upon retirement, which is now computed based on the average of the last three years of salary instead of the last year of salary; (2) a decrease of Euro 5 million in the net interest cost due to the combined effect of the contributions made to the funds and the increase in PBO resulting from further curtailments, and (3) an increase of Euro 13 million in the amortisation of net actuarial losses due to the changes in actuarial assumptions made at the end of 2004.

Direct costs increased by 2.2% y.o.y to Euro 645 million in the first nine months of 2005. This cost item represented 13.8% of consolidated operating revenues. Telecommunications costs, which are the main component

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of direct costs, remained stable at Euro 411 million in the first nine months of 2005, as the lower traffic volumes in the wireline business and the decrease in mobile-to-mobile interconnection rates in Portugal were offset by the increase of 43.8% y.o.y in telecommunications costs at Vivo, as a result of higher traffic volumes primarily related to domestic roaming. Telecommunications costs accounted for 8.8% of consolidated operating revenues. Programming costs increased by 11.2% y.o.y to Euro 101 million, primarily as a result of the launch of the digital offer in the Pay TV business aimed at enhancing ARPU through the promotion of analogue-to-digital migration.

Costs of product sold grew by 19.3% y.o.y in the first nine months of 2005 to Euro 467 million, primarily due to higher commercial activity at TMN and the appreciation of the Real. On a constant currency basis, costs of products sold would have increased by 9.7% y.o.y in the period.

Marketing and publicity costs increased by 6.7% y.o.y in the first nine months of 2005 to Euro 122 million, reflecting higher advertising spend and promotional activities in wireline, TMN and Vivo. On a constant currency basis, marketing and publicity costs would have increased by 0.9% y.o.y in the period.

Support services costs rose by 13.0% y.o.y in the first nine months of 2005 to Euro 159 million, mainly due to an increase in this cost item in wireline and Vivo, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. This cost item represented 3.4% of consolidated operating revenues. On a constant currency basis, support services costs would have increased by 7.0% y.o.y in the period.

Supplies and external expenses increased by 17.9% y.o.y in the first nine months of 2005 to Euro 547 million, primarily as a result of the increase in commissions in wireline, TMN and Vivo, on the back of higher commercial activity. Supplies and external expenses accounted for 11.7% of consolidated operating revenues. On a constant currency basis, supplies and external expenses would have increased by 12.4% y.o.y in the period.

Provisions increased by 4.6% y.o.y in the first nine months of 2005 to Euro 95 million. The increase in this caption is primarily due to an increase of Euro 41 million in Vivo (Euro 10 million related to the Real appreciation) as a result of higher bad debts, which was partially offset by a reduction in provisions in wireline (Euro 23 million related to Angola Telecom receivable) and TMN (Euro 16 million one-off provision in 2004 related to loyalty points). This cost item accounted for 2.0% of consolidated operating revenues.

Other operating costs increased by 31.2% y.o.y to Euro 281 million in the first nine months of 2005, of which Euro 18 million in connection with the Real appreciation. This caption includes Euro 118 million of maintenance and repairs, Euro 120 million of taxes (which include mainly indirect taxes and spectrum fees) and Euro 43 million of other costs. The increase in this caption is primarily related to an increase in spectrum fees at Vivo of Euro 15 million (Euro 8 million related to the Real appreciation), mainly due to the increase in subscribers during the period, and an increase of Euro 12 million in maintenance and repairs at Vivo and PTM due to the increases in the respective subscriber bases.

Depreciation and amortisation costs rose by 9.1% y.o.y to Euro 758 million in the first nine months of 2005, due to the increase of Euro 59 million in the contribution of Vivo to consolidated D&A. This increase resulted mainly from the Real appreciation (Euro 36 million) and the allocation of goodwill generated in the recent tender offers of Vivo subsidiaries to an intangible asset related to the telecommunication licenses held by these companies, which is being amortised over the remaining period of those licences. This cost item accounted for 16.3% of consolidated operating revenues.

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Net Income

Net income amounted to Euro 319 million in the first nine months of 2005, a decrease of 41.1% y.o.y, primarily due to higher curtailments charges and negative changes in the fair value of certain derivative instruments in the first nine months of 2005.

Workforce reduction programme costs amounted to Euro 254 million in the first nine months of 2005 (Euro 50 million in the first nine months of 2004), as a result of the reduction of 953 employees in the wireline business. This curtailment cost item includes the: (1) net present value of salaries to be paid to pre-retired employees up to retirement age; (2) net present value of future service costs for early retired and pre-retired employees, and (3) proportional recognition of actuarial gains and losses related to early retired and pre-retired employees.

Net interest expenses amounted to Euro 188 million in the first nine months of 2005, as compared to Euro 146 million in the same period of last year. In the first nine months of 2005, net interest expenses related to the net debt of PT excluding Brazil increased by 28.3% y.o.y to Euro 114 million, as a result of: (1) the increase in average net debt in the period, and (2) the higher cash balances, following the refinancing earlier this year, which will be partially used to repay the February 2006 Eurobond (annual coupon of 5.75%) . In the first nine months of 2005, net interest expenses related to Vivo’s net debt increased by 29.1% y.o.y to Euro 74 million, as a result of: (1) the appreciation of the Real in the period (Euro 10 million), and (2) the increase in average net debt and in the average CDI during the period. The net interest expenses in the first nine months of 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 6.4% .

Net foreign currency gains increased to Euro 47 million in the first nine months of 2005 from Euro 5 million in the same period of last year, primarily as a result of the evolution of the Euro/Real exchange rate over the period. The gains recorded in 2005 are mainly related to: (1) the depreciation of the US dollar exchange rate against the Real, which lead Vivo to record gains in connection with its US Dollar debt not swapped into Reais, and (2) the depreciation of the Euro exchange rate against the US Dollar, which generated gains in connection with the inter-company loans (denominated in US Dollars) granted to Vivo.

Net losses on financial assets amounted to Euro 35 million in the first nine months of 2005, as compared to net gains of Euro 40 million in the first nine months of 2004. This caption includes mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net gains of Euro 1 million in the first nine months of 2005, as compared to Euro 41 million in the first nine months of 2004), and (2) Vivo’s free-standing cross currency derivatives (net losses of Euro 44 million in the first nine months of 2005, as compared to Euro 9 million in the first nine months of 2004). These derivatives are basically US Dollar/Real cross-currency swaps, which in connection with the strong depreciation of the US Dollar against the Real in 2005, generated these losses.

Equity accounting in gains of affiliated companies in the first nine months of 2005 amounted to Euro 50 million, compared to Euro 7 million in the same period of last year. This caption included mainly PT’s share in the earnings of CTM in Macau, Unitel in Angola, UOL in Brazil and Médi Télécom in Morocco. The improvement in this caption of Euro 43 million is primarily explained by the increase in the earnings of: (1) Unitel from Euro 11 million to Euro 29 million; (2) CTM from Euro 8 million to Euro 12 million; (3) UOL from Euro 1 million to Euro 9 million, and (4) Médi Télécom from a negative Euro 9 million to a positive Euro 3 million.

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Other financial expenses amounted to Euro 43 million in the first nine months of 2005, as compared to Euro 37 million in the same period of last year. This caption primarily includes banking services, financing costs and commissions, and financial discounts.

The provision for income taxes decreased to Euro 229 million in the first nine months of 2005, from Euro 279 million in the same period of last year. The effective tax rate increased from 32.3% to 41.7%, mainly as a result of: (1) the increase in the amortisation of intangibles related to the allocation of goodwill generated in the recent tender offers of Vivo’s subsidiaries, and (2) the increase in net losses at certain Vivo subsidiaries during the period that did not generate the recognition of related deferred tax assets. In the first nine months of 2005, this caption included a non-cash component amounting to Euro 181 million (Euro 238 million in the same period of last year) that was recorded as a reduction of deferred taxes related to tax losses carried forward in previous years.

Discontinued operations include the results of companies that have been disposed during the reportable periods. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were disclosed as discontinued operations in the consolidated income statement for the first nine months of 2004 and 2005, in accordance with IFRS rules. Having completed the sale of Mascom in September 2004, this business was disclosed as discontinued operation in the consolidated income statement for the first nine months of 2004. In the first nine months of 2005, discontinued operations included the gain of Euro 35 million related to the sale of Lusomundo Serviços and PT’s share in the earnings of Lusomundo Serviços and PrimeSys. The sale of Lusomundo Serviços was concluded on 25 August 2005, while the sale of PrimeSys, which was announced on 5 August 2005, is currently pending regulatory approval by the Brazilian telecom regulator. In the first nine months of 2004, discontinued operations included the gain of Euro 23 million related to the sale of Mascom.

Income applicable to minority interests decreased to Euro 39 million, from Euro 71 million in the same period last year, primarily as a result of the Euro 36 million related to the decrease in the net income of Vivo’s subsidiaries.

4. CAPEX

Table 8 – Capex by Business Segment

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y	9M05
								% Rev.

Wireline	56.2	32.9	70.6%	3.5%	152.7	117.2	30.2%	9.1
Domestic mobile (TMN)	56.3	26.5	112.2%	94.9%	104.0	62.0	67.8%	9.0
Brazilian mobile (Vivo) (1)	68.7	91.3	(24.8%)	3.3%	211.7	160.2	32.1%	14.9
Multimedia (PT Multimedia)	19.8	12.0	64.9%	(50.0%)	75.4	34.2	120.4%	16.2
Other	12.8	10.1	26.5%	5.1%	38.3	32.7	17.0%	n.m.

Total capex	213.8	172.9	23.6%	6.1%	582.0	406.3	43.2%	12.5

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

Total capex increased by 43.2% y.o.y in the first nine months of 2005 to Euro 582 million, as a result of the capex increase across all business divisions. Total capex was equivalent to 12.5% of consolidated operating revenues.

Wireline capex increased by 30.2% y.o.y in the first nine months of 2005 to Euro 153 million, equivalent to a capex to sales ratio of 9.1% . This increase is primarily related to the strong growth in broadband.

TMN’s capex increased by 67.8% y.o.y to Euro 104 million in the first nine months of 2005, equivalent to 9.0% of operating revenues, primarily related to the acceleration of 3G capex.

PT’s share of Vivo’s capex increased from Euro 160 million in the first nine months of 2004 to Euro 212 million in the first nine months of 2005, which is equivalent to 14.9% of operating revenues. This increase is primarily explained by

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the investment in capacity expansion, rollout of 1xRTT and EV-DO and CDMA overlay in the regions operated by CRT and TCO.

In the first nine months of 2005, PTM’s capex increased by 120.4% y.o.y to Euro 75 million, equivalent to 16.2% of operating revenues, in part as a result of the capitalisation of Euro 17 million corresponding to the discounted rents of a 12 year contract for a fifth transponder to be used in the Pay-TV business for its satellite and premium services.

Other capex increased by 17.0% y.o.y to Euro 38 million in the first nine months of 2005. This caption included mainly capex related to IT expenditures and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

5. CASH FLOW

Table 9 – EBITDA minus Capex by Business Segment

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y	9M05
								% Rev.

Wireline	177.7	200.0	(11.1%)	(2.7%)	575.4	580.3	(0.8%)	34.4
Domestic mobile (TMN)	116.5	179.2	(35.0%)	(14.7%)	403.0	501.9	(19.7%)	34.8
Brazilian mobile (Vivo) (1)	73.6	30.0	145.6%	127.9%	171.6	224.4	(23.5%)	12.1
Multimedia (PT Multimedia)	28.0	35.4	(21.0%)	n.m.	67.2	99.4	(32.4%)	14.5
Other	(15.3)	(12.9)	18.6%	(23.3%)	(56.3)	(41.6)	35.2%	n.m.

Total EBITDA minus Capex	380.4	431.7	(11.9%)	12.5%	1,160.9	1,364.3	(14.9%)	24.9

(1) Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.1622 in 9M05.

EBITDA minus Capex totalled Euro 1,161 million in the first nine months of 2005, decreasing by 14.9% y.o.y, as a result of the decrease in TMN, Vivo and PTM. The domestic businesses, on a combined basis, accounted for approximately 90% of total EBITDA minus Capex.

Table 10 – Free Cash Flow

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y

EBITDA minus Capex	380.4	431.7	(11.9%)	1,160.9	1,364.3	(14.9%)
Non-cash items included in EBITDA:
Post retirement benefit costs	36.0	41.5	(13.4%)	108.2	121.3	(10.9%)
Non-cur. prov., tax prov. & other n.-cash items	26.7	(2.4)	n.m.	50.1	4.3	n.m.
Change in working capital	(121.8)	(22.4)	n.m.	(377.6)	(189.9)	98.8%

Operating cash flow	321.3	448.4	(28.3%)	941.6	1,300.0	(27.6%)

Acquisition of financial investments	(6.3)	(40.0)	(84.2%)	(16.8)	(95.5)	(82.4%)
Disposals	173.8	5.4	n.m.	189.7	11.3	n.m.
Interest paid	(21.7)	(21.9)	(1.3%)	(159.9)	(201.5)	(20.6%)
Payments related to post retirement benefits (1)	(58.1)	(50.2)	15.9%	(241.1)	(218.7)	10.3%
Income taxes paid by certain subsidiaries	(8.9)	(10.9)	(18.0%)	(33.0)	(45.7)	(27.7%)
Other cash movements	30.5	(91.2)	n.m.	12.2	84.7	(85.6%)

Free cash flow	430.6	239.6	79.7%	692.7	834.8	(17.0%)

(1) In the first nine months of 2005, this caption included: (i) Euro 101 million of contributions to the pension fund; (ii) Euro 117 million related to payments of salaries to pre-retired and suspended employees, and (iii) Euro 22 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees.

In the first nine months of 2005, operating cash flow decreased by 27.6% y.o.y to Euro 942 million, as a result of the decrease in EBITDA minus Capex and the higher investment in working capital mainly related to a decrease in

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accounts payable to suppliers in wireline, TMN and Vivo. Free cash flow decreased from Euro 835 million in the first nine months of 2004 to Euro 693 million in the first nine months of 2005, primarily due to the decline in operating cash flow, partially offset by the increase in inflows from disposals of subsidiaries (mainly related to Euro 174 million from the sale of Lusomundo Serviços) and the reduction in the cash outflows related to acquisitions of financial investments.

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6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	30 September 2005	31 December 2004

Current assets	5,284.1	3,897.2
Cash and equivalents	3,165.5	1,947.0
Accounts receivable, net	1,599.4	1,415.4
Inventories, net	182.9	175.1
Taxes receivable	170.5	179.4
Prepaid expenses and other current assets	165.9	180.3
Non-current assets	10,120.9	9,682.4
Accounts receivable, net	28.9	21.5
Prepaid expenses	5.3	6.2
Taxes receivable	110.1	62.6
Financial investments	430.8	435.3
Intangible assets, net	3,711.9	3,244.9
Tangible assets, net	4,043.3	3,934.3
Deferred taxes	951.7	1,125.3
Other non-current assets	838.8	852.3
Assets of discontinued operations	106.6	0.0

Total assets	15,511.6	13,579.6

Current liabilities	3,774.0	4,015.1
Short term debt	1,540.9	1,615.8
Accounts payable	876.6	1,264.8
Accrued expenses	704.5	599.8
Deferred income	235.1	225.5
Taxes payable	207.6	173.6
Current provisions and other liabilities	209.3	135.4
Non-current liabilities	7,996.1	6,518.6
Medium and long term debt	5,512.1	3,863.0
Accounts payable	21.0	17.6
Taxes payable	33.2	25.6
Deferred income	20.0	15.6
Accrued post retirement liability	1,043.4	1,232.1
Deferred taxes	325.0	327.9
Non-current provisions and other liabilities	1,041.3	1,036.9
Liabilities of discontinued operations	10.3	0.0

Total liabilities	11,780.4	10,533.7

Equity before minority interests	2,945.2	2,478.3
Minority interests	786.1	567.6

Total shareholders' equity	3,731.3	3,045.9

Total liabilities and shareholders' equity	15,511.6	13,579.6

The gearing ratio [net debt / (net debt + shareholders’ equity)] decreased to 51.0% as at 30 September 2005 from 53.7% at 31 December 2004, while the shareholders’ equity plus long term debt to total assets ratio increased to 59.6% from 50.9% over the same period. At the end of September 2005, the net debt to EBITDA ratio was 1.7 times and EBITDA cover was 9.3 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,636 million as at 30 September 2005 (Euro 2,859 million at the Euro/Real exchange rate prevailing as at 30 September 2005). The assets denominated in Brazilian Reais in the balance sheet as at 30 September 2005 amounted to Euro 5,390 million, equivalent to approximately 35% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

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As at 30 September 2005, the accrued post retirement liability included the unfunded gap related to PT’s post retirement obligations of Euro 2,093 million, less the net actuarial losses and other past service obligations of Euro 1,050 million, which were deferred in accordance with IFRS. In the first nine months of 2005, the accrued post retirement liability decreased by Euro 189 million to Euro 1,043 million, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) a contribution of Euro 101 million to the pension funds corresponding to the expected level of contributions in 2005, excluding the impact of further curtailments during the year; (3) Euro 117 million of salaries paid to pre-retired and suspended employees; (4) Euro 22 million of payments related to healthcare services, and (5) Euro 9 million related to the accrued post retirement liability of Lusomundo Serviços, a subsidiary disposed during the period. These impacts were mostly offset by the post retirement benefit cost and curtailment cost recorded in the income statement in the first nine months of 2005, amounting to Euro 108 million and Euro 254 million respectively.

As per previous statements, PT is currently in discussions with its actuaries and auditors on the assumptions to be used for the calculation of the projected benefit obligations (PBO) related to its post retirement benefits. Any decrease in the discount rate will lead to an increase in the PBO and a corresponding increase in the unfunded pension liability. It is expected that these discussions should be finalised by year end.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	3Q05	9M05

Net debt (initial balance)	4,255.6	3,531.8
Free cash flow	430.6	692.7
Discontinued operations (media segment + PrimeSys)	0.0	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	(11.4)	(26.4)
Translation effects of US Dollar and Real denominated debt	(24.7)	(122.0)
Dividends paid by PT	0.0	(395.1)
Dividends paid by PTM	0.0	(24.5)
Extraordinary contribution for post retirement benefits	0.0	(300.0)
Reverse stock split at Vivo's listed subsidiaries	(0.0)	16.8
Acquisitions of treasury shares / equity swaps (1)	(26.5)	(177.4)
Warrants issued by PTM	0.0	(59.0)
Net debt (final balance)	3,887.5	3,887.5

Increase in net debt	(368.1)	355.6
Increase in net debt (%)	(8.6%)	10.1%

(1) Includes Euro 26 million of equity swaps on 3.5 million PT shares contracted in connection with the 3% share buyback approved at the AGM held in April 2005.

Consolidated net debt as at 30 September 2005 amounted to Euro 3,887 million, an increase of Euro 356 million compared to year-end 2004, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) the currency translation effects totalling Euro 122 million of US Dollar and Real denominated debt; (3) the outflows related to shareholder remuneration, including dividends and share buybacks, amounting to Euro 395 million and Euro 177 million respectively, and (4) the outflows regarding the payments made by PTM to minority shareholders regarding dividends (Euro 24 million) and share buybacks in connection with the exercise of warrants (Euro 59 million). These movements more than offset the Euro 693 million of cash flow generated in the period. Excluding the extraordinary contribution to fund post retirement healthcare obligations and the outflows regarding shareholder remuneration at PT and PTM, net debt would have decreased by Euro 600 million in the first nine months of 2005.

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Table 13 – Consolidated Net Debt

Euro million	30 September 2005	31 December 2004	Change	Change (%)

Short term	1,540.9	1,615.8	(74.9)	(4.6%)
Bank loans	427.5	473.9	(46.5)	(9.8%)
Bonds	899.5	585.0	314.6	53.8%
Other loans	151.1	338.0	(186.9)	(55.3%)
Liability with equity swaps on own shares	26.5	189.8	(163.3)	(86.0%)
Financial leases	36.4	29.2	7.1	24.3%
Medium and long term	5,512.1	3,863.0	1,649.1	42.7%
Bank loans	1,922.6	1,337.0	585.6	43.8%
Exchangeable bonds	390.3	386.9	3.4	0.9%
Bonds	2,957.8	1,848.2	1,109.6	60.0%
Other loans	36.8	90.7	(53.8)	(59.4%)
Financial leases	204.5	200.2	4.4	2.2%

Total debt	7,053.0	5,478.8	1,574.2	28.7%
Cash and equivalents	3,165.5	1,947.0	1,218.5	62.6%

Net debt	3,887.5	3,531.8	355.6	10.1%

As at 30 September 2005, 78.2% of total debt was medium and long term, while 71.8% of total debt was at fixed rates. As at 30 September 2005, 84.7% of total debt was denominated in Euros, 1.7% in US Dollars and 13.5% in Brazilian Reais. At the end of the period, the only loans with rating triggers (if PT is downgraded to BBB+) were four EIB loans totalling Euro 400 million, including two loans of Euro 250 million drawn in February 2005. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 136 million had been drawn down as at 30 September 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 30 September 2005. The 50% share of Vivo’s net debt, consolidated by PT, amounted to Euro 594 million as at 30 September 2005. Approximately 90% of Vivo’s net debt is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in the first nine months of 2005 was 6.4%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in the first nine months of 2005 was 4.5% .

Table 14 –Net Debt Maturity Profile

Maturity	Net debt	Notes

2005	(2,829.1)	Net cash position
2006	1,698.8	Includes a Euro 900 million Eurobond issued in February 2001
		and a Euro 390 million Exchangeable Bond issued in December 2001
2007	448.4
2008	266.4
2009	1,258.6	Includes a Euro 880 million Eurobond issued in April 1999
2010	581.8
2011	101.4
2012	1,079.0	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.3
2014 and following	1,220.9	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	3,887.5

On 24 March 2005, PT issued Euro 1.5 billion of Eurobonds with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million) and on 16 June 2005 issued a further Euro 500 million Eurobond with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10-year loans entered into with the EIB in December 2004 and January 2005. In addition, the maturity of certain stand-by facilities totalling

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Euro 750 million was extended by an additional two years. As a consequence of all these operations, PT’s net debt maturity increased to 9.4 years. Excluding Brazilian debt, the net debt maturity was extended to 10.2 years.

Table 15 – Debt Ratings

	Current	Outlook	Last change

Standard & Poor's	A-	Negative	21 October 2005
Moody's	A3	Negative	27 September 2005

Recently, both credit rating agencies Moody’s and Standard & Poor’s changed the outlook for PT’s debt ratings from stable to negative.

Shareholders’ Equity (excluding Minority Interests)

As at 30 September 2005, shareholders' equity excluding minority interest amounted to Euro 2,945 million, an increase of Euro 467 million since the end of 2004, as a result of mainly: (1) the dividends paid in the period amounting to Euro 395 million; (2) the acquisition of treasury stock amounting to Euro 177 million in line with the announced share buyback programmes, including Euro 26 million of equity swaps on 3.5 million PT shares in connection with the programme approved at the April 2005 AGM; (3) the impact for PT amounting to Euro 33 million of the treasury shares acquired by PTM from the minority shareholders that opted for the physical exercise of the warrants issued by PTM in May 2005; (4) the net income generated during the period of Euro 319 million, and (5) the impact of positive currency translation adjustments of Euro 753 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6147 at year-end 2004 compared to Euro/R$ 2.6709 at the end of September 2005).

As at 30 September 2005, PT had 37,628,550 treasury shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004. PT has thus completed the 10% share buyback announced in September 2003. PT is currently executing the 3% share buyback approved at the AGM held in April 2005, and at 30 September 2005 had already contracted equity swaps on 3.5 million own shares with a notional value of Euro 26 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 851 million as at year end 2004 to Euro 390 million at the end of September 2005, primarily as a result of: (1) Euro 395 million related to dividends paid; (2) Euro 340 million related to the acquisition of treasury shares through the exercise of equity swaps on PT shares (including Euro 151 million related to the exercise of equity swaps contracted in 2005); (3) Euro 241 million related to 95% of the net income generated in the period under PGAAP of Euro 254 million, and (4) Euro 32 million related to the amount received by PT from PTM in connection with the financial exercise of the warrants issued by PTM in May 2005, which corresponds to an effective distribution of reserves. The level of distributable reserves is impacted by the amount of: (1) treasury stock owned; (2) net income generated, and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 September 2005, such depreciation would only have a negative impact on distributable reserves if the Euro/Real exchange rate were to depreciate beyond 4.09.

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7. EMPLOYEES

Table 16 – Number of Employees and Productivity Ratios

	9M05	9M04	y.o.y	y.o.y	2Q05	q.o.q

Wireline	7,881	8,690	(809)	(9.3%)	8,257	(4.6%)
Domestic mobile (TMN)	1,166	1,118	48	4.3%	1,155	1.0%
Brazilian mobile (Vivo) (1)	3,015	3,154	(139)	(4.4%)	3,016	(0.0%)
Multimedia (PT Multimedia)	1,335	1,297	38	2.9%	1,324	0.8%
Other (2)	18,421	13,666	4,755	34.8%	17,251	6.8%

Total group employees	31,818	27,925	3,893	13.9%	31,003	2.6%
Domestic market	13,265	14,030	(765)	(5.5%)	13,680	(3.0%)
International market (2)	18,553	13,895	4,658	33.5%	17,323	7.1%

Fixed lines per employee	567	496	71	14.3%	538	5.4%
Mobile cards per employee
TMN	4,473	4,419	53	1.2%	4,422	1.1%
Vivo	4,783	3,907	876	22.4%	4,716	1.4%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2) The increase in this caption results primarily from the insourcing of additional call centre employees at Mobitel, PT's call centre business in Brazil. As at 30 September 2005, Mobitel had a total of 14,475 employees.

At the end of September 2005, total staff totalled 31,818 employees, of which 41.7% were employed in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 14.3% y.o.y to 567 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 1.2% to 4,473 cards. At the end of September 2005, the total number of staff employed by Vivo decreased by 4.4% y.o.y to 6,030 employees, with the ratio of mobile cards per employee increasing by 22.4% y.o.y to 4,783 cards.

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8. WIRELINE BUSINESS

Table 17 – Wireline Income Statement (1)

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	557.5	585.4	(4.8%)	(1.0%)	1,673.6	1,730.1	(3.3%)
Services rendered	546.1	570.4	(4.3%)	(0.8%)	1,636.9	1,679.2	(2.5%)
Sales	8.3	6.2	34.5%	2.3%	24.0	22.5	6.6%
Other operating revenues	3.2	8.8	(64.1%)	(28.4%)	12.7	28.4	(55.3%)

Recurring operat. costs, exclud. D&A	323.6	352.5	(8.2%)	(0.7%)	945.5	1,032.6	(8.4%)
Wages and salaries	71.5	77.9	(8.2%)	(1.7%)	216.5	221.7	(2.3%)
Post retirement benefits	36.0	41.4	(13.0%)	0.1%	108.1	121.1	(10.7%)
Direct costs	100.1	116.7	(14.2%)	5.1%	297.0	359.6	(17.4%)
Costs of telecommunications	79.5	94.9	(16.2%)	7.6%	233.9	294.1	(20.5%)
Directories	20.1	21.5	(6.5%)	(3.6%)	61.6	65.5	(5.9%)
Other	0.6	0.3	104.6%	0.1%	1.5	0.0	n.m.
Costs of products sold	6.1	9.1	(32.9%)	3.4%	21.0	28.2	(25.4%)
Marketing and publicity	10.7	14.3	(25.3%)	(31.4%)	33.9	31.8	6.8%
Support services	36.4	25.6	41.8%	15.9%	102.0	75.9	34.4%
Supplies and external expenses	36.1	36.4	(0.8%)	(17.8%)	108.7	98.4	10.4%
Provisions	6.5	11.1	(41.8%)	215.1%	(9.2)	18.1	n.m.
Other operating costs	20.2	19.9	1.7%	(12.9%)	67.4	77.8	(13.3%)

EBITDA	233.9	232.9	0.4%	(1.3%)	728.1	697.5	4.4%
Depreciation and amortisation	87.3	89.2	(2.1%)	0.0%	261.0	277.3	(5.9%)
Recurring operating income	146.6	143.7	2.0%	(2.1%)	467.2	420.2	11.2%

EBITDA margin	42.0%	39.8%	2.2pp	(0.1pp)	43.5%	40.3%	3.2pp
Capex	56.2	32.9	70.6%	3.5%	152.7	117.2	30.2%
Capex as % of revenues	10.1%	5.6%	4.4pp	0.4pp	9.1%	6.8%	2.3pp
EBITDA minus Capex	177.7	200.0	(11.1%)	(2.7%)	575.4	580.3	(0.8%)

(1) Includes intragroup transactions.

Operating revenues decreased by 4.8% y.o.y to Euro 558 million in the third quarter of 2005, as a result of decrease in revenues in all the segments of the business. Excluding the impact related to lower fixed-to-mobile interconnection rates, operating revenues would have decreased by 3.6% y.o.y in the third quarter of 2005. Net revenues and net retail revenues, which adjust for corresponding telecom costs, decreased by 1.8% and 0.1% respectively in the third quarter of 2005.

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Table 18 – Wireline Operating Revenues (1)

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Retail	332.9	347.2	(4.1%)	(0.3%)	1,003.1	1,033.8	(3.0%)
Fixed charges	169.5	167.6	1.1%	(0.1%)	511.5	496.6	3.0%
Traffic	121.2	147.4	(17.8%)	(0.9%)	370.9	450.2	(17.6%)
ADSL retail	38.6	27.1	42.6%	1.8%	109.4	68.3	60.1%
ISP and other	3.6	5.1	(28.0%)	(10.8%)	11.3	18.7	(39.4%)
Wholesale	120.0	127.0	(5.5%)	12.9%	345.9	361.8	(4.4%)
Traffic	56.1	67.7	(17.1%)	3.7%	162.8	188.6	(13.7%)
Leased lines	45.5	44.3	2.5%	8.6%	128.6	124.9	3.0%
Other	18.4	14.9	23.6%	78.9%	54.5	48.3	12.8%
Data & corporate	62.2	64.2	(3.1%)	(6.2%)	186.3	183.1	1.7%
Data communications	29.5	29.5	0.2%	(7.0%)	90.2	80.2	12.5%
Leased lines	7.6	11.7	(34.7%)	(14.2%)	24.0	37.3	(35.6%)
Network management & outsourcing	5.6	5.3	6.1%	(20.6%)	17.1	13.7	24.6%
Other	19.4	17.7	9.4%	4.7%	55.0	51.9	6.0%
Other wireline revenues	42.4	47.0	(9.9%)	(24.8%)	138.3	151.4	(8.7%)
Other services and operating revenues	3.3	7.6	(56.7%)	(73.2%)	19.7	26.8	(26.4%)
Sales of telecom equipment	8.3	6.2	34.5%	2.3%	24.0	22.5	6.6%
Telephone directories	29.6	32.1	(7.8%)	(3.2%)	91.0	97.9	(7.0%)
Portals	1.1	1.1	2.6%	22.8%	3.5	4.1	(14.7%)

Total operating revenues	557.5	585.4	(4.8%)	(1.0%)	1,673.6	1,730.1	(3.3%)

(1) Includes intragroup transactions.

Retail revenues fell by 4.1% y.o.y in the third quarter of 2005 to Euro 333 million, with the increase in fixed charges and ADSL not being sufficient to offset the decrease in traffic revenues, including fixed-to-mobile, which registered a significant reduction over the past quarters. Fixed charges increased by 1.1% y.o.y in the third quarter of 2005, primarily as a result of the continued growth in pricing plans, which offset the decrease in access revenues due to line loss. Pricing plans represented already 8.6% of fixed charges in the period. The 17.8% y.o.y decrease in traffic revenues is the result of volume declines and lower ARPM, particularly of fixed-to-mobile minutes. The decrease in fixed-to-mobile tariffs had a negative impact on traffic revenues of Euro 7 million and Euro 14 million in the third quarter and first nine months of 2005 respectively. The growing percentage of flat rate pricing plans has also a dilutive impact on traffic revenues as these are exchanged for fixed charges. Fixed charges now account for 50.9% of retail revenues, up from 48.3% in the same period of last year. In terms of ADSL, revenues increased by 42.6% y.o.y in the third quarter of 2005 to Euro 39 million, underpinned by strong customer growth.

The new price basket for 2005, approved by the regulator, came into effect on 1 July 2005 and complied with the price cap of CPI-2.75%, in terms of average annual change. As a result, the average annual change for the main components of the price basket was as follows: (1) line rental increased by 1.7% y.o.y, and (2) the price of local, regional and domestic long distance calls decreased by 1%, 24% and 25% respectively. The new pricing structure was only applied to the residential segment for the first time. Furthermore, the call types were simplified to local and domestic long distance call.

Data & corporate revenues decreased by 3.1% y.o.y to Euro 62 million, reflecting primarily the positive impact of the Euro 2004 championship event in the previous year. The corporate segment continued to extend the VAS offering, both in voice and data, and to improve the breadth of its services namely in IT. The introduction of a new set of online backup security solutions in the quarter is having a strong take-up, while the sale of broadband capacity for data communications and IP-related solutions has been having a growing contribution to the data & corporate segment.

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Wholesale revenues decreased by 5.5% y.o.y in the third quarter of 2005 to Euro 120 million, mainly as a result of the decrease in traffic revenues, explained by the decrease in the price of international interconnection and of transit traffic. The increase in leased line revenues in the third quarter of 2005 was underpinned by the increase in the number of leased lines provided to other telecom operators. In the third quarter of 2005, an agreement was reached amongst most operators aimed at facilitating the transfer of portability, pre-selection and ULL customers. The number of ULL lines stood at 43 thousand at the end of September 2005, an increase of 15 thousand in the third quarter of 2005 against an increase of 12 thousand in the second quarter of 2005. A new broadband wholesale offer for the corporate segment, with speeds of 2, 4, and 8 mbps, was also introduced in the period.

EBITDA increased by 0.4% y.o.y in the third quarter of 2005 to Euro 234 million. The improvement in margin resulted primarily from the ongoing cost rationalisation initiatives, namely in connection with the workforce reduction programme, the reduction in post retirement benefit costs (as discussed in the consolidated recurring operating costs section) and the effect of declining interconnection rates.

Capex amounted to Euro 56 million in the third quarter of 2005, an increase of 70.6% y.o.y and equivalent to 10.1% of operating revenues, in part as a result of the aggressive rollout of broadband. EBITDA minus Capex in the third quarter of 2005 amounted to Euro 178 million, a decrease of 11.1% over the same period of last year and equivalent to 31.9% of operating revenues.

Table 19 – Wireline Operating Data

	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Main lines ('000)	4,471	4,312	3.7%	1.0%	4,471	4,312	3.7%
PSTN/ISDN	3,833	3,959	(3.2%)	(2.1%)	3,833	3,959	(3.2%)
Carrier pre-selection	559	480	16.3%	10.0%	559	480	16.3%
ADSL retail	547	312	75.5%	21.4%	547	312	75%
ADSL wholesale	48	35	37.3%	4.8%	48	35	37.3%
Unbundled local loops	43	7	n.m.	170.9%	43	7	n.m.
Net additions ('000)	26	30	(12.5%)	(47.1%)	93	86	8.7%
PSTN/ISDN	(38)	(26)	50.9%	12.9%	(116)	(77)	49.4%
Carrier pre-selection	19	(4)	n.m.	(18.2%)	73	41	77.5%
ADSL retail	47	52	(8.7%)	(33.7%)	167	151	10.8%
ADSL wholesale	2	2	4.5%	(57.8%)	7	7	(0.6%)
Unbundled local loops	15	2	n.m.	114.4%	34	5	n.m.
Pricing plans ('000)	1,408	735	91.5%	17.4%	1,408	735	91.5%
ARPU (Euro)	34.8	35.8	(2.8%)	3.0%	34.2	34.8	(1.6%)
Subscription and voice	29.9	31.9	(6.2%)	0.9%	29.8	31.4	(5.1%)
Data	4.8	3.9	25.3%	18.5%	4.5	3.4	30.9%
Call completion rate (%)	99.9	99.8	0.1pp	0.1pp	99.9	99.8	0.1pp
Faults per 100 Access Lines (no.)	2.3	2.3	0.0pp	0.3pp	6.4	7.1	(0.7pp)
Total data communication accesses ('000)	36	35	1.9%	(0.6%)	36	35	1.9%
Corporate web capacity sold (Mbps)	11,522	4,833	138.4%	50.1%	11,522	4,833	138.4%
Number of leased lines ('000)	15	17	(8.4%)	(4.1%)	15	17	(8.4%)
Capacity (equivalent to 64 kbps) ('000)	186	172	8.5%	0.2%	186	172	8.5%
Digital (%)	96.1	95.5	0.6pp	0.1pp	96.1	95.5	0.6pp

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

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Total main lines increased by 26 thousand in the third quarter of 2005, boosted by the high level of ADSL retail net additions that totalled 47 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 38 thousand in the third quarter of 2005, as a result of rising competition and a weaker macroeconomic environment. Total main lines in the wireline business reached 4,471 thousand at the end of the third quarter of 2005, of which 3,833 thousand were PSTN/ISDN, 547 thousand were ADSL retail, 48 thousand were ADSL wholesale and 43 thousand were unbundled local loops.

In the third quarter of 2005, the retail ADSL growth continued to be robust, with the total number of customers having reached 547 thousand. Following the upgrade of customers’ broadband speeds by a factor of four, already 70% of PT’s ADSL customer base has speeds higher than 2 Mbps. Following the successful launch of PT’s instant messenger service – Sapo Messenger – in the first half of 2005, PT launched a softphone VoIP and Video service. Sapo Messenger had over 300 thousand users at the end of the third quarter of 2005.

The growth in pricing plans remained strong, with net additions in the third quarter of 2005 reaching 78 thousand. The total number of pricing plans reached 1,408 thousand at the end of the quarter, equivalent to a penetration of 43.0% of retail PSTN lines. Already in the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots of the day. PT also introduced for the first time a plan for unlimited consumption during the month, offering now a flat rate voice service for all calls on its network for less than Euro 30 per month.

Total ARPU (voice and data) decreased by 2.8% y.o.y in the third quarter of 2005 to Euro 34.8. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 6.2% y.o.y to Euro 29.9, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 25.3% y.o.y, representing already 13.9% of total ARPU in the third quarter of 2005. ADSL ARPU was Euro 28.6 in the third quarter of 2005, which compares to Euro 32.7 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product.

In the third quarter of 2005, interconnection rates decreased by 9.4% y.o.y for both call termination and call origination.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 138.4% y.o.y in the third quarter of 2005, as a result of the expansion of ADSL. Total data communications accesses increased by 1.9% y.o.y in the third quarter of 2005. Leased lines capacity to end-users increased by 8.5% y.o.y in the third quarter of 2005, with leased line digital capacity reaching 96.1% of the total leased line capacity, an improvement of 0.6pp over the same period of last year.

Table 20 – Wireline Traffic Breakdown

Million of minutes	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Total traffic	3,589	3,900	(8.0%)	(5.0%)	11,176	12,517	(10.7%)
Retail	1,515	1,687	(10.2%)	(8.7%)	4,850	5,472	(11.4%)
F2F domestic	1,018	1,149	(11.4%)	(9.2%)	3,288	3,763	(12.6%)
F2M	216	232	(7.2%)	(1.5%)	643	700	(8.3%)
International	110	94	17.2%	7.1%	307	275	11.7%
Other	171	212	(19.2%)	(20.8%)	612	733	(16.6%)
Wholesale	2,075	2,213	(6.2%)	(2.1%)	6,327	7,045	(10.2%)
Internet	405	691	(41.4%)	(15.7%)	1,449	2,529	(42.7%)

Total originat. traffic in the fixed network	2,468	2,889	(14.6%)	(8.6%)	7,947	9,504	(16.4%)
Originated MOU (minutes / month)	214	242	(11.8%)	(7.0%)	227	264	(14.3%)
Retail MOU (minutes / month)	155	164	(5.4%)	(6.6%)	162	175	(7.2%)
F2F domestic MOU (minutes / month)	88	96	(8.6%)	(8.2%)	94	105	(10.3%)

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Total traffic in the third quarter of 2005 fell by 8.0% y.o.y, on the back of the decline of 10.2% in retail traffic and 6.2% in wholesale traffic, which was strongly influenced by the 41.4% fall in dial-up Internet traffic as a result of the continued rollout of broadband. F2F domestic traffic fell by 11.4% y.o.y in the third quarter of 2005. Retail MOU, which excludes carrier pre-selection lines, fell by 5.4% y.o.y in the third quarter of 2005 to 155 minutes. International traffic increased by 17.2% y.o.y in the third quarter of 2005, as a result of the strong increase in the number of calling cards.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 21 – Domestic Mobile Income Statement (1)

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	411.4	425.4	(3.3%)	10.1%	1,159.6	1,191.1	(2.6%)
Services rendered	364.5	376.4	(3.2%)	5.8%	1,051.6	1,078.2	(2.5%)
Billing	293.5	285.2	2.9%	6.6%	831.1	807.5	2.9%
Interconnection	71.0	91.2	(22.2%)	2.3%	220.5	270.7	(18.5%)
Sales	44.7	46.4	(3.7%)	58.1%	103.2	104.9	(1.6%)
Other operating revenues	2.3	2.6	(12.0%)	132.1%	4.7	8.1	(41.3%)

Recurring operat. costs, exclud. D&A	238.7	219.6	8.7%	14.5%	652.6	627.2	4.0%
Wages and salaries	14.9	12.8	16.9%	5.9%	43.4	40.1	8.4%
Direct costs	79.7	82.6	(3.5%)	5.2%	235.0	237.1	(0.9%)
Costs of telecommunications	73.1	77.5	(5.6%)	6.2%	214.9	219.9	(2.3%)
Other	6.6	5.1	29.8%	(5.0%)	20.1	17.2	16.6%
Costs of products sold	61.6	51.4	19.9%	48.7%	139.2	111.2	25.2%
Marketing and publicity	8.3	5.3	55.9%	7.6%	24.5	20.3	20.5%
Support services	7.1	6.2	15.2%	70.3%	16.1	18.1	(10.8%)
Supplies and external expenses	42.1	39.7	6.1%	(2.9%)	127.6	119.9	6.4%
Provisions	7.7	6.0	28.7%	89.4%	16.5	32.4	(48.9%)
Other operating costs	17.2	15.8	9.3%	(3.4%)	50.2	48.2	4.3%

EBITDA	172.8	205.8	(16.0%)	4.5%	507.0	563.9	(10.1%)
Depreciation and amortisation	51.4	52.2	(1.5%)	1.3%	152.9	147.5	3.7%
Recurring operating income	121.4	153.6	(21.0%)	5.9%	354.1	416.4	(15.0%)

EBITDA margin	42.0%	48.4%	(6.4pp)	(2.2pp)	43.7%	47.3%	(3.6pp)
Capex	56.3	26.5	112.2%	94.9%	104.0	62.0	67.8%
Capex as % of revenues	13.7%	6.2%	7.4pp	6.0pp	9.0%	5.2%	3.8pp
EBITDA minus Capex	116.5	179.2	(35.0%)	(14.7%)	403.0	501.9	(19.7%)

(1) Includes intragroup transactions.

Operating revenues decreased by 3.3% y.o.y in the third quarter of 2005 to Euro 411 million, primarily as a result of the impact on service revenues of lower interconnection rates. In effect, the increase in billing revenues of 2.9% y.o.y, underpinned by growth of postpaid customers and of data revenues, was not sufficient to offset the 22.2% y.o.y decrease in interconnection revenues. As a result, service revenues fell by 3.2% in the third quarter of 2005 to Euro 364 million. The sharp decline in interconnection revenues is primarily related to the reduction in interconnection rates, both fixed-mobile and mobile-mobile, over the past quarters. The interconnection cut in the beginning of July, to Euro 13.5 cents, led to an average decline of 27.2% in interconnection rates in the third quarter of 2005. Excluding the impact of lower interconnection rates, operating revenues would have increased by 2.3% y.o.y in the third quarter of 2005.

EBITDA amounted to Euro 173 million in the third quarter of 2005, a decrease of 16.0% y.o.y, primarily as a result of: (1) the strong reduction in termination rates, which impacted EBITDA by Euro 13 million in the quarter; (2) higher

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subscriber acquisition and retention costs related to 3G, and (3) an increase in other costs related to the rollout of the 3G network, namely higher leased lines costs. EBITDA margin in the third quarter of 2005 stood at 42.0% .

Capex amounted to Euro 56 million in the third quarter of 2005, equivalent to 13.7% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (53% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex amounted to Euro 116 million, equivalent to 28.3% of operating revenues.

Table 22 – Domestic Mobile Operating Data

	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Customers ('000)	5,215	4,941	5.5%	2.1%	5,215	4,941	5.5%
Net additions ('000)	107	69	55.6%	n.m.	162	54	198.1%
MOU (minutes)	125.0	125.4	(0.3%)	2.2%	121.3	121.3	0.0%
ARPU (Euro)	23.4	25.5	(8.3%)	3.5%	22.9	24.4	(6.1%)
Customer bill	18.9	19.4	(2.5%)	4.3%	18.1	18.3	(0.9%)
Interconnection	4.6	6.2	(26.3%)	0.1%	4.8	6.1	(21.6%)
ARPM (Euro cents)	18.7	20.4	(8.1%)	1.2%	18.9	20.1	(6.1%)
Data as % of service revenues (%)	11.6	9.9	1.7pp	0.7pp	11.2	9.5	1.6pp
SARC (Euro)	54.4	36.5	49.0%	(20.5%)	59.8	42.8	39.8%
CCPU (1) (Euro)	12.1	11.3	6.8%	7.1%	11.5	11.1	3.6%
ARPU minus CCPU (Euro)	11.4	14.2	(20.2%)	(0.1%)	11.4	13.3	(14.2%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continued to build on its leading position in the Portuguese mobile market in the third quarter of 2005. Following the acceleration of 3G services rollout in Portugal, TMN launched an independent low-cost brand “UZO”, in order to better serve existing and new segments of the market. Towards the end of the third quarter, TMN revamped its brand, with a new logo and strap line, reintroducing itself to the market as a “relationship brand”.

Net additions in the third quarter of 2005 reached 107 thousand, reflecting the expansion of 3G and the initial take-up of UZO. As a result, total customers grew by 5.5% y.o.y, reaching 5,215 thousand at the end of September 2005. Postpaid customers accounted for approximately 18% of net additions in the third quarter of 2005, which compares with 4% in the same period of last year. Postpaid customers thus increased by 13.1% y.o.y, with the weight of prepaid decreasing to 83% of total customers. The pace of 3G take-up progressed well during the quarter, with the number of 3G customers reaching 226 thousand at the end of September 2005.

ARPU fell by 8.3% in the third quarter of 2005 to Euro 23.4, primarily as a result of the decrease in ARPM of 8.1% y.o.y, reflecting the reduction in interconnection rates. MOU remained stable in the third quarter of 2005, at 125.0 minutes, notwithstanding weaker macroeconomic conditions.

Data services continued to underpin ARPU performance, with data revenues already accounting for 11.6% of service revenues in the third quarter of 2005, up from 9.9% in the same period of last year. The increase in data service revenues is primarily related to the growth of non-SMS data revenues, which accounted for 21.6% of total data revenues in the period. Games, ringing tones, sports and video downloads constitute the top daily downloads. The number of SMS messages in the third quarter of 2005 amounted to 411 million, corresponding to approximately 55 messages per month per active SMS user. The number of active SMS users reached 48% of total customers at the end of the period. As at 30 September 2005, TMN had 518 thousand active MMS customers and 873 thousand users of the mobile multimedia portal (I9).

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10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 23 – Brazilian Mobile Income Statement (1)

R$ million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	3,019.6	2,900.1	4.1%	(4.5%)	8,961.1	8,469.9	5.8%
Services rendered	2,642.3	2,618.1	0.9%	(1.9%)	7,815.6	7,680.0	1.8%
Sales	319.9	228.3	40.1%	(18.3%)	935.9	637.6	46.8%
Other operating revenues	57.4	53.7	6.9%	(24.5%)	209.6	152.3	37.6%

Recurring operat. costs, exclud. D&A	2,192.9	2,016.9	8.7%	(14.3%)	6,537.0	5,667.2	15.3%
Wages and salaries	151.9	152.9	(0.7%)	(1.3%)	460.5	440.2	4.6%
Direct costs (incl. costs of telecommunic.)	287.2	246.2	16.7%	(18.8%)	926.0	765.8	20.9%
Costs of products sold	594.5	668.5	(11.1%)	(28.9%)	1,904.6	1,846.2	3.2%
Marketing and publicity	104.3	97.2	7.3%	(12.3%)	316.4	300.2	5.4%
Support services	212.9	206.3	3.2%	13.1%	569.7	550.9	3.4%
Supplies and external expenses	402.5	358.7	12.2%	(7.7%)	1,167.9	989.1	18.1%
Provisions	201.9	89.3	126.0%	20.1%	480.5	256.5	87.3%
Other operating costs	237.8	197.8	20.2%	(21.8%)	711.4	518.4	37.2%

EBITDA	826.7	883.2	(6.4%)	37.2%	2,424.1	2,802.7	(13.5%)
Depreciation and amortisation	573.3	516.1	11.1%	(7.6%)	1,703.3	1,529.2	11.4%
Recurring operating income	253.4	367.1	(31.0%)	n.m.	720.8	1,273.5	(43.4%)

EBITDA margin	27.4%	30.5%	(3.1pp)	8.3pp	27.1%	33.1%	(6.0pp)
Capex	391.1	665.2	(41.2%)	(5.2%)	1,338.9	1,167.5	14.7%
Capex as % of revenues	13.0%	22.9%	(10.0pp)	(0.1pp)	14.9%	13.8%	1.2pp
EBITDA minus Capex	435.6	218.0	99.8%	129.4%	1,085.2	1,635.1	(33.6%)

(1) Information prepared in accordance with IFRS.

In the third quarter of 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 4.1% y.o.y to R$ 3,020 million, reflecting primarily the increase of 40.1% y.o.y of sales of equipment, related to the higher weight of high-end handsets sold in the quarter.

EBITDA decreased by 6.4% y.o.y to R$ 827 million in the third quarter of 2005. EBITDA margin decreased by 3.1pp y.o.y to 27.4% in the quarter, reflecting mainly higher provisions, mostly in connection with bad debts, and higher spectrum fees.

Capex decreased by 41.2% y.o.y in the third quarter of 2005 to R$ 391 million, equivalent to 13.0% of revenues. Capex in the quarter was related to the investment in capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay in the regions operated by CRT and TCO and integration across Vivo’s subsidiaries of billing, CRM and ERP information systems. EBITDA minus Capex increased by 99.8% y.o.y to R$ 436 million in the third quarter of 2005, as a result of the decrease in capex.

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Table 24 – Brazilian Mobile Operating Data (1)

	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Customers ('000)	28,840	24,645	17.0%	1.4%	28,840	24,645	17.0%
Market share in areas of operation (%)	45.9	53.3	(7.4pp)	(1.7pp)	45.9	53.3	(7.4pp)
Net additions ('000)	394	1,131	(65.1%)	(73.5%)	2,298	3,989	(42.4%)
Total churn (%)	23.4	22.2	1.2pp	2.9pp	21.3	22.0	(0.6pp)
MOU (minutes)	76.3	86.6	(11.9%)	(3.0%)	79.1	90.0	(12.1%)
ARPU (R$)	28.2	32.1	(11.9%)	(1.3%)	28.5	33.3	(14.3%)
Data as % of service revenues (%)	6.2	3.7	2.5pp	0.1pp	6.0	4.0	2.0pp
SARC (R$)	170.6	176.0	(3.1%)	(7.5%)	173.9	147.4	18.0%
CCPU (2) (R$)	16.7	18.6	(9.8%)	(14.7%)	17.3	18.4	(6.1%)
ARPU minus CCPU (R$)	11.5	13.5	(14.9%)	28.2%	11.3	14.9	(24.3%)

(1) Operating data calculated using Brazilian GAAP.
(2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 28,840 thousand customers at the end of September 2005, an increase of 17.0% y.o.y. Vivo added 394 thousand customers in the third quarter of 2005, with its overall market share at the end of September 2005 being 45.9% in its areas of operation and 36.1% in the whole of Brazil. Postpaid customers represented 35.3% of the additions in the quarter, against 10.1% in the third quarter of 2004, reflecting the increased focus of the company on mid- and high-end customers and the higher prepaid entry level in the quarter. Prepaid customers accounted for 80.4% of the total customer base at the end of September 2005.

In the third quarter of 2005, competitive environment remained aggressive with commercial activity being centred on Father’s Day. Subscriber acquisition and retention costs (SARC) decreased by 3.1% y.o.y to R$171, as a result of the lower subsidisation in the quarter that more than compensated for the increase in unitary commissions and marketing costs.

Against this backdrop, Vivo launched new commercial campaigns in order to promote on-net traffic and data usage. In addition, Vivo continued to lead in innovation, having launched 3G services (Vivo Play 3G) for the corporate segment in top cities. Data as a percentage of total service revenues was 6.2% in the third quarter of 2005, compared to 3.7% in the same period of last year. Approximately 37% of data revenues was derived from non-SMS data, such as downloads, Internet access and others. The number of downloads in the quarter reached an average of 1,150 thousand per month, as Vivo has been actively marketing 3G data services, supported on 1xRTT and EV-DO.

Vivo’s blended MOU dropped by 11.9% y.o.y in the third quarter of 2005 to 76.3 minutes, mostly due to the negative evolution of incoming traffic (incoming MOU decreased approximately 17% y.o.y), particularly in prepaid that was impacted by tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). Postpaid MOU increased by 3.7% y.o.y in the third quarter of 2005, underpinned by a strong increase in outgoing MOU.

Vivo’s blended ARPU was R$ 28.2 in the third quarter of 2005, a decrease of 11.9% over the same period of last year, primarily as a result of, the decrease in incoming traffic, the impact of the repositioning of postpaid pricing plans (“right planning”) and the changing mix of the customer base towards prepaid.

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11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 25 – Multimedia Income Statement (1)

Euro million	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Operating revenues	158.6	147.9	7.3%	6.3%	464.4	433.7	7.1%
Pay-TV and Cable Internet	138.9	126.6	9.7%	4.2%	410.0	370.0	10.8%
Audiovisuals	19.5	21.3	(8.5%)	24.6%	53.9	63.6	(15.3%)
Other	0.2	(0.0)	n.m.	(1.4%)	0.5	0.1	n.m.

Recurring operat. costs, exclud. D&A	110.9	100.5	10.3%	7.6%	321.9	300.1	7.2%
Wages and salaries	10.2	10.2	0.1%	(4.0%)	31.3	31.1	0.7%
Direct costs	49.2	44.2	11.2%	2.6%	146.5	133.4	9.8%
Programming costs	34.0	30.9	10.1%	1.2%	101.1	91.0	11.2%
Costs of telecommunications	7.3	6.0	21.5%	(6.1%)	22.9	19.3	19.0%
Other	7.9	7.3	7.6%	20.6%	22.4	23.1	(3.0%)
Costs of products sold	3.2	3.1	3.8%	(17.0%)	11.4	10.2	11.8%
Marketing and publicity	4.8	5.1	(6.2%)	(5.0%)	13.8	16.8	(18.2%)
Support services	11.9	8.3	43.8%	6.7%	31.3	25.3	23.6%
Supplies and external expenses	20.4	20.3	0.4%	(4.6%)	61.9	62.4	(0.7%)
Provisions	5.9	1.9	213.8%	n.m.	9.8	3.8	153.8%
Other operating costs	5.3	7.4	(28.6%)	30.0%	15.9	17.1	(7.1%)

EBITDA	47.8	47.4	0.8%	3.3%	142.6	133.6	6.7%
Depreciation and amortisation	16.1	13.7	17.6%	9.9%	44.4	38.5	15.3%
Recurring operating income	31.7	33.7	(6.1%)	0.3%	98.2	95.1	3.2%

EBITDA margin	30.1%	32.1%	(1.9pp)	(0.9pp)	30.7%	30.8%	(0.1pp)
Capex	19.8	12.0	64.9%	(50.0%)	75.4	34.2	120.4%
Capex as % of revenues	12.5%	8.1%	4.4pp	(14.1pp)	16.2%	7.9%	8.3pp
EBITDA minus Capex	28.0	35.4	(21.0%)	n.m.	67.2	99.4	(32.4%)

(1) Includes intragroup transactions.

PTM’s operating revenues increased by 7.3% y.o.y in the third quarter of 2005 to Euro 159 million, underpinned by the increase in Pay-TV and Cable Internet revenues, on the back of: (1) the increase in broadband penetration; (2) the increase in the price of the basic package, and (3) the up-selling of TV packages with higher number of channels. Audiovisuals revenues fell by 8.5% y.o.y in the third quarter of 2005, as a result of lower attendance rates in the cinema exhibition business due to a lower number of blockbusters.

PTM’s EBITDA increased by 0.8% y.o.y in the third quarter of 2005 to Euro 48 million, and EBITDA margin was 30.1% . The strong growth in Pay-TV and Cable Internet revenues was offset by the increase in: (1) programming costs related to the new digital TV service Funtastic Life, new premium channels and to Sport TV (Euro 3 million); (2) customer support service costs in connection with the launch of the digital service, the digitalisation of the premium channels and the new IT systems (Euro 2 million), and (3) provisions related to bad debts (Euro 4 million). EBITDA increased by 6.7% y.o.y in the first nine months of 2005 to Euro 143 million, with the EBITDA margin standing at 30.7% .

PTM’s capex increased to Euro 20 million in the third quarter of 2005, equivalent to 12.5% of revenues, primarily as a result of the investment in IT, in set top boxes, in the network and in the expansion of the movie theatres. Approximately 29% of total capex in the quarter was related to set top boxes. EBITDA minus Capex amounted to Euro 28 million in the third quarter of 2005, equivalent to 17.6% of operating revenues. PTM’s capex includes the capitalised cost of the transponders used in the Pay-TV business, which are leased under long-term contracts. PTM is in discussions with the view of signing long-term contracts for its telecom services, in order to align its practices (opex and capex) with those of peer group companies.

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Table 26 – Pay-TV and Cable Internet Operating Data (1)

	3Q05	3Q04	y.o.y	q.o.q	9M05	9M04	y.o.y

Homes passed ('000)	2,627	2,529	3.9%	1.8%	2,627	2,529	3.9%
Bi-directional (broadband enabled)	2,504	2,371	5.6%	1.9%	2,504	2,371	5.6%
Pay-TV customers (2) (3) ('000)	1,485	1,517	(2.1%)	2.0%	1,485	1,517	(2.1%)
Cable	1,096	1,140	(3.8%)	2.5%	1,096	1,140	(3.8%)
DTH	389	378	2.9%	0.6%	389	378	2.9%
Pay-TV net additions ('000)	20	30	(33.9%)	180.8%	36	76	(52.3%)
Penetration rate of cable (%)	41.7	45.1	(3.3pp)	0.4pp	41.7	45.1	(3.3pp)
Premium subscriptions (3) ('000)	797	850	(6.2%)	(7.7%)	797	850	(6.2%)
Pay to basic ratio (%)	53.7	56.0	(2.4pp)	0.0pp	53.7	56.0	(2.4pp)
Cable broadband accesses ('000)	341	290	17.9%	7.0%	341	290	17.9%
Cable broadband net additions ('000)	9	21	(57.3%)	(35.8%)	36	59	(39.1%)
Blended ARPU (Euro)	28.3	25.6	10.4%	6.3%	27.8	25.2	10.3%

(1) As a result of a database cleanup in the second quarter of 2005, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand, respectively.

(2) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,627 thousand at the end of September 2005, of which 95.3% were bi-directional and therefore broadband enabled. Pay-TV customers increased by 20 thousand in the third quarter of 2005, totalling 1,485 thousand at the end of September 2005, of which 1,096 thousand were cable and 389 thousand were DTH. In the third quarter of 2005, PTM initiated its cable network expansion programme, aimed at cabling high density areas adjacent to the existing cable network. As a result, PTM expects to increase the number of homes passed by approximately 400 thousand by the end of 2006.

Broadband customers rose by 17.9% y.o.y in the third quarter of 2005 to 341 thousand. Approximately 9 thousand Netcabo customers were added in the third quarter of 2005, with the penetration of the Internet service among cable TV subscribers increased to 31.1% at the end of September 2005, which compares with 25.4% in the previous year. Following the upgrade of its customers’ broadband speeds by a factor of four, PTM launched PC2PC VoIP and Video free call services for the instant messenger service users (Sapo Messenger).

In the third quarter of 2005, the Pay-TV business continued the digitalisation programme, with total digital set top boxes reaching more than 428 thousand at the end of September 2005. Launched in May 2005, Funtastic Life, the digital TV service offering 60 channels, has had a strong initial take-up, having already reached 123 thousand customers at the end of the quarter. In September 2005, the Pay-TV business launched a new Portuguese sports channel (Sport TV2), within the digital TV package, further enriching the value of the company’s TV offer with higher number of channels. In addition, the Funtastic Life will have 5 new channels, to be added to the package on 15 November. The number of premium subscriptions decreased by 6.2% y.o.y to 797 thousand at the end of September 2005, corresponding to a pay to basic ratio of 53.7%, reflecting primarily the weaker macroeconomic environment.

Blended ARPU of the Pay-TV and Cable Internet business increased by 10.4% y.o.y to Euro 28.3 in the third quarter of 2005, reflecting the higher penetration of broadband services and the increase in Pay-TV prices.

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12. OTHER INTERNATIONAL INVESTMENTS

Table 27 – Financial Highlights of Main Assets in Africa and Asia (9M05) (1) (2)

		Revenues local cur.		EBITDA local cur.		EBITDA margin	Revenues Euro	EBITDA Euro
Million	Stake		y.o.y		y.o.y

Médi Télécom	32.18%	3,253.6	22.3%	1,276.9	12.5%	39.2%	294.9	115.7
Unitel	25.00%	304.4	95.8%	214.9	106.2%	70.6%	240.9	170.1
CTM	28.00%	1,415.2	14.5%	580.3	9.7%	41.0%	139.6	57.3
CVT	40.00%	4,399.8	4.1%	2,617.5	4.6%	59.5%	39.9	23.7
CST	51.00%	78,863.5	8.2%	26,772.6	(1.5%)	33.9%	6.1	2.1

(1) All information in local GAAP.
(2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Unitel.

In the first nine months of 2005, Médi Télécom revenues grew by 22.3% y.o.y to MAD 3,254 million, while EBITDA increased by 12.5% y.o.y to MAD 1,277 million. The total customer base increased by 49.7% y.o.y to 3,849 thousand, with net additions in the first nine months totalling 915 thousand. MOU decreased by 11.0% y.o.y in the first nine months of 2005, reaching 62 minutes. ARPU totalled MAD 107.3 in the first nine months of 2005, a decrease of 20.8% over the same period of last year, due to the increase in the subscriber base and the changing mix of the customer base towards prepaid.

Unitel’s revenues and EBITDA grew by 95.8% and 106.2% y.o.y respectively in the first nine months of 2005, underpinned by a strong growth in the subscriber base. Net additions totalled 395 thousand in the first nine months of 2005, with the total customer base reaching 935 thousand at the end of the period, an increase of 147.8% y.o.y. Unitel’s MOU decreased by 24.8% y.o.y in the first nine months of 2005 to 175.3 minutes, due to the increase in the customer base. ARPU totalled USD 45.9 in the first nine months of 2005, a decrease of 23.7%, primarily as a result of the strong growth in the customer base.

CTM’s revenues increased by 14.5% y.o.y to MOP 1,415 million in the first nine months of 2005, as a result of the increase in the number of mobile and broadband customers. EBITDA improved 9.7% y.o.y, reflecting the top line growth. In the mobile division, CTM’s ARPU reached MOP 222.4 in the first nine months of 2005, a decrease of 6.9% y.o.y, primarily as a result of higher competitive pressures and the growth in the prepaid segment.

In Cabo Verde, CVT’s revenues and EBITDA increased by 4.1% and 4.6% y.o.y respectively in the first nine months of 2005. In the wireline division, main lines fell by 2.0% y.o.y in the first nine months of 2005, to 72 thousand, while in the mobile division increased by 39.7% y.o.y to 75 thousand. MOU reached 81.2 minutes, a decrease of 1.1% y.o.y in the first nine months of 2005. ARPU in the first nine months of 2005, was CVE 2,362 a decrease of 10.2% y.o.y on the back of a strong growth in the customer base.

In São Tomé e Príncipe, CST’s revenues increased by 8.2% y.o.y to STD 78,864 million in the first nine months of 2005, with the EBITDA falling by 1.5% y.o.y to STD 26,773 million. In the mobile division, CST added 2,571 customers in the first nine months of 2005, bringing the total number of customers to 10,316 at the end of the period. MOU decreased by 12.8% y.o.y in the first nine months of 2005, reaching 86.5 minutes, as a result of the growth in the subscriber base. ARPU was STD 375 thousand in the first nine months of 2005, a decrease of 4.7% over the same period of last year.

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13. THIRD QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

New Services

>	On 7 July 2005, PT announced the launch of VoIP softphone services in Portugal. The product was developed in conjunction with Jabber, in Denver, Xten, in Vancouver, which developed VoIP software for Vonage and Yahoo!, and Critical Software, in Portugal. The service is available to all PT customers using the group’s instant messenger service – Sapo Messenger. Following this launch, Sapo Messenger customers can use free PC-to- PC VoIP and video services, making it one of the instant messenger services that integrate the highest number of communication functionalities available today in the market.

Debt

>	On 27 September 2005, Moody’s changed the outlook for PT’s A3 senior unsecured long-term debt ratings from stable to negative.
>	On 21 October 2005, Standard & Poor’s changed the outlook for PT’s A- corporate credit ratings from stable to negative.

International Investments

>	On 28 July 2005, PT announced the creation of Asia PT, which aggregates all of PT’s businesses in Asia.

Assets Disposals

>	On 5 August 2005, PT reached an agreement with Embratel to sell its 100% stake in PrimeSys in Brazil for a total consideration of R$ 231 million, equivalent to Euro 81 million, adjusted for the Brazilian Interbank rate (CDI)up to the closing of the transaction, which is pending approval by the local telecommunications regulator. In 2004, PrimeSys’ operating revenues and EBITDA amounted to R$ 253 million and R$ 35 million respectively. The impact for PT of PrimeSys’ costs with operating leases amounted to R$ 78 million.

>	On 10 August 2005, the Competition Authority notified Olivedesportos of its decision not to oppose the acquisition of Lusomundo Serviços, which in turn holds 80.91% of Lusomundo Media. As a consequence, on 25 August 2005, PT Multimedia executed the sale of Lusomundo Serviços to Olivedesportos, which resulted in a cash in of Euro 174 million for PT.

Board of Directors

>
On 28 July 2005, PT announced that Mr. Fernando Ulrich resigned as non-executive member of the company’s Board of Directors, following the sale by Banco BPI of its holding in PT’s share capital. Banco BPI’s funds own 0.63% of PT’s share capital and 2.72% of PTM’s share capital.

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14. MAJOR HOLDINGS

Table 28 – Major Holdings

			Equity participation
Company	Country	Business		Consolidation Method

Wireline	Portugal	Wireline	100.00%	Full consolidation
TMN	Portugal	Mobile	100.00%	Full consolidation
Brasilcel (Vivo)	Brazil	Mobile	50.00%	Proportionate consolidation
TCP	Brazil	Mobile	66.10%
TCO Celular	Brazil	Mobile	52.47%
Global Telecom	Brazil	Mobile	100.00%
Tele Sudeste Celular	Brazil	Mobile	91.03%
Celular CRT	Brazil	Mobile	68.77%
Tele Leste Celular	Brazil	Mobile	50.67%
PT Multimedia (1)	Portugal	Multimedia	58.43%	Full consolidation
CTM	Macau	Wireline/mobile	28.00%	Equity method
Médi Télécom	Morocco	Mobile	32.18%	Equity method
CVT	Cape Verde	Wireline/mobile	40.00%	Full consolidation
Unitel	Angola	Mobile	25.00%	Equity method
CST	São Tomé e Príncipe	Wireline/mobile	51.00%	Full consolidation

(1) As at 30 September 2005, PT had access to an additional 9.9% of PTM's share capital through equity swap contracts. Furthermore, PT has signed also certain derivative contracts that give it the option to acquire an additional 4.9% of PTM's share capital, under certain terms and conditions.

15. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005 and in accordance with IFRS 1 – “First-Time Adoption of International Financial Reporting Standards” has used 1 January 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognised when the cost is incurred.

2. Sale and Lease Back transactions

PT has entered into Qualified Technological Equipment Transactions over certain of its telecommunications equipments and into sale and lease back transactions over certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognised in net income when obtained, for certain transactions the assets were derecognised of the balance sheet and the SPV’s were not consolidated.

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3. Post retirement benefits

Under IFRS, and considering the provisions of IFRS 1 regarding post retirement benefits, PT has adopted the following accounting procedures: (1) the use of the 10% corridor to recognise in the net actuarial gains and losses, and (2) the amortisation of the transition obligation over a period of five years. Under PGAAP, all actuarial gains and losses and transition obligation were amortised over the net income during the average working life of employees.

4. Profit sharing and bonus plans

Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees is recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

5. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognised when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

6. Amortisation of goodwill

Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests. Under PGAAP, goodwill is amortised through income, although being also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after 1 January 2004.

7. Amortisation of telecommunication licenses

Under IFRS, telecommunication licenses are amortised on a straight line basis during its useful life. Under PGAAP it is permitted the use of different amortisation methodologies, in line with the expected benefits obtained from the use of the license.

8. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognised intangible assets, and the remaining portion to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognised intangible assets, and usually is allocated to goodwill. PT used the exception of IRFS 1, and has only applied this rule to business combinations entered after 1 January 2004.

9. Start-up expenses and research and development

Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, star-up expenses are recognised as an intangible asset and are amortised on a straight line basis. Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses can be recognised as an intangible, if any future benefit is expected, and amortised on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis, if any future benefit is expected to occur.

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10. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognised when incurred. Under PGAAP, these costs can be recognised as an intangible asset and amortised on a straight line basis, if any future benefit is expected to occur.

11. Subscriber Acquisition Costs (SAC)

Under IFRS, SAC can be recognised in net income when incurred or alternatively they can be recognised as an intangible asset and amortised over the expected life of the customer, if it is possible to allocate the SAC to each customer. PT opted to recognise SAC when incurred, which differs from its previous PGAAP policy of deferring SAC.

12. Financial instruments

Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognised either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognised in the income statement.

13. Equity swaps on own shares

Under IFRS, equity swaps on own shares contracted by PT comply with the requirements of IAS 39 to be recognized as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognised in the income statement, if the fair value of the equity swaps is negative.

14. Exchangeable bonds

Under IFRS, exchangeable bonds are initially recognised in two components: (1) the present value of the liability, and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognised as a liability until the maturity date.

15. Revenue recognition

Under IFRS, revenues from the sale of certain bundling products/services should be split between all of its components, and recognised in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognised when the sale of those bundled products/services occurs.

16. Financial investments (available for sale)

Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognised in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognised at the lower of acquisition cost or market value, with the related adjustments being recorded in the income statement.

17. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

>	Provisions for financial investments were deducted to the correspondent asset;
>	Provisions for tangible and intangible assets were deducted to the correspondent asset;
>	Investment subsidies not yet recognised in the income were deducted to the value of the correspondent asset;
>	Certain revenues are recognised gross of the related costs;
>	Goodwill generated in the acquisition of associated companies was recognised as a financial investment.

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Table 29 – Net Income Reconciliation

Euro million	9M04

Net income under PGAAP	456.4
Dismantling and removal obligations (1)	(1.0)
Sale and lease back transactions (2)	(1.2)
Post retirement benefits (3)	14.3
Profit sharing bonus plans (3)	0.0
Provisions for restructuring (5)	(1.8)
Amortisation of goodwill (6)	64.7
Amortisation of telecommunications licenses (7)	(13.5)
Purchase price allocation (8)	(0.8)
Start-up expenses and research and development (9)	(0.7)
Deferred costs (10)	2.5
Subscriber acquisition costs (11)	5.4
Financial instruments (12)	25.9
Equity swaps on own shares (13)	(7.1)
Exchangeable bonds (14)	(2.9)
Revenue recognition (15)	0.5

Net income under IFRS	540.7

Table 30– Shareholder’s Equity Reconciliation

Euro million	31 December 2004

Equity before MI under PGAAP	2,704.8
Dismantling and removal obligations (1)	(20.3)
Sale and lease back transactions (2)	(37.7)
Post retirement benefits (3)	26.4
Profit sharing bonus plans (3)	0.0
Provisions for restructuring (5)	4.2
Amortisation of goodwill (6)	84.6
Amortisation of telecommunications licenses (7)	(58.0)
Purchase price allocation (8)	(0.8)
Start-up expenses and research and development (9)	(24.1)
Deferred costs (10)	(5.4)
Subscriber acquisition costs (11)	(18.4)
Financial instruments (12)	12.9
Equity swaps on own shares (13)	(189.8)
Exchangeable bonds (14)	3.4
Revenue recognition (15)	(6.5)
Available for sale securities (16)	2.9

Equity before MI under IFRS	2,478.3

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This information is also available on PT’s IR website http://ir.telecom.pt.

Conference Call details:

Date: 2 November 2005

Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)

Telephones numbers:
     Outside US: +1 201 689 8261
     US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:
               Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 167492)
               US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 167492)

Contacts:	Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.